# Solid Foundation *for* Growth







COVENTRY HEALTH CARE

*2005 Annual Report*

Coventry Health Care, Inc. ("Coventry") is a national managed health care company based in Bethesda, Maryland operating health plans, insurance companies, network rental/managed care services companies, and workers' compensation services companies. Coventry provides a full range of risk and fee-based managed care products and services, including HMO, PPO, POS, Medicare Advantage, Medicare Prescription Drug Plans, Medicaid, Workers' Compensation and Network Rental to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators in all 50 states as well as the District of Columbia and Puerto Rico.

During 2005, Coventry completed the acquisition of First Health Group Corp. ("First Health") and began to strategically position the newly combined company for profitable growth. Coventry's portfolio of regional health plans and the new First Health businesses both produced impressive results, delivering on the promises made one year ago. Through its expanded scope of operations in the public and private sector, Coventry is poised to continue growing upon the foundational principles of low cost structure and operational excellence that have consistently allowed the company to succeed.

COVENTRY Health Care

ALTIUS

CARELINK A Coventry Health Care Plan

First Health

GHP A Coventry Health Care Plan

HealthAssurance A Coventry Health Care Plan

First Health Premier Medicare Prescription Drug Coverage

## SELECTED CONSOLIDATED FINANCIAL INFORMATION

*(in thousands except per share and membership data)*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Operations Statement Data**(1) | | | | | |
| Operating revenues | $ 6,611,246 | $ 5,311,969 | $4,535,143 | $3,576,905 | $3,147,245 |
| Operating earnings | 791,818 | 496,671 | 366,197 | 200,670 | 91,108 |
| Earnings before income taxes | 799,425 | 526,991 | 393,064 | 225,741 | 134,682 |
| Net earnings | 501,639 | 337,117 | 250,145 | 145,603 | 84,407 |
| Basic earnings per share | 3.18 | 2.55 | 1.89 | 1.09 | 0.58 |
| Diluted earnings per share | 3.10 | 2.48 | 1.83 | 1.05 | 0.55 |
| **Balance Sheet Data**(1) | | | | | |
| Cash and investments | $2,062,893 | $1,727,737 | $1,405,922 | $ 1,119,120 | $ 952,491 |
| Total assets | 4,895,172 | 2,340,600 | 1,981,736 | 1,643,440 | 1,451,273 |
| Total medical liabilities | 752,774 | 660,475 | 597,190 | 558,599 | 522,854 |
| Long-term liabilities | 309,742 | 25,854 | 27,358 | 21,691 | 10,649 |
| Debt | 770,500 | 170,500 | 170,500 | 175,000 | — |
| Stockholders' equity | 2,554,703 | 1,212,426 | 928,998 | 646,037 | 689,079 |
| **Operating Data**(1) | | | | | |
| Medical loss ratio | 79.4% | 80.5% | 81.2% | 83.3% | 86.0% |
| Operating earnings ratio | 12.0% | 9.4% | 8.1% | 5.6% | 2.9% |
| Administrative expense ratio | 17.9% | 11.5% | 12.0% | 12.2% | 12.0% |
| Basic weighted average shares outstanding(2) | 157,965 | 132,188 | 132,170 | 133,203 | 146,227 |
| Diluted weighted average shares outstanding(2) | 161,716 | 135,884 | 136,148 | 137,797 | 152,718 |
| Risk membership(3) | 1,954,000 | 1,949,000 | 1,899,000 | 1,640,000 | 1,522,000 |
| Non-risk membership(3) | 592,000 | 560,000 | 484,000 | 395,000 | 319,000 |
| Total membership(3) | 2,546,000 | 2,509,000 | 2,383,000 | 2,035,000 | 1,841,000 |

*(1) Operations Statement Data include the results of operations of acquisitions since the date of acquisition. Balance Sheet Data reflect acquisitions as of December 31 of the year of acquisition. See the notes to consolidated financial statements for detail on our acquisitions.*

*(2) All historical common share data have been adjusted for a 3-for-2 stock split in the form of a stock distribution paid on October 17, 2005 to stockholders of record on October 3, 2005.*

*(3) Membership data reflects health plans only.*

### Total Revenue

*(in billions)*


20%
CAGR
$3.15
$3.58
$4.54
$5.31
$6.61
'01
'02
'03
'04
'05

### Earnings Per Share


54%
CAGR
$0.55
$1.05
$1.83
$2.48
$3.10
'01
'02
'03
'04
'05

### Operating Margins


43%
CAGR
2.9%
5.6%
8.1%
9.4%
12.0%
'01
'02
'03
'04
'05

*(CAGR represents the compound annual growth rate)*

# Letter from the Chief Executive Officer

**KEEPING OUR PROMISES, 2005**

One year ago, having just closed our $1.7 billion purchase of First Health Group, we promised you that the integration of this national benefits administrator would push Coventry to new heights in 2005. We promised strong earnings growth for the company overall, with First Health being immediately accretive to earnings. We promised we would enter new markets, create new products, merge and adapt systems and deploy our resources wisely, making two companies even better as one.

A year later, I am delighted to tell you we made good on these promises in every detail. The health plans grew profitably and we hit the high end of our accretion target for First Health. Operating revenues for the company climbed to a record level of over $6.6 billion, while earnings per share (EPS) increased a full 25 percent from 2004 levels. Our shareholders were the beneficiaries of these strong results, with Coventry's stock price climbing more than 60 percent during 2005.

We delivered on our operational promises as well. As expected, the health plans once again delivered consistent, profitable growth. The segment ended the year on a high note with three back-to-back quarters of outstanding membership growth, including the enrollment of 39,000 members in the fourth quarter. Driving these record sales were attractive and stable pricing, a broad range of products, and outstanding customer service. 2005 saw continued geographical expansion on two fronts: we added to our existing markets and launched a new health plan market in Oklahoma. We are now selling in 17 markets in 20

**29**

**We achieved 29 consecutive quarters of earnings growth through the focus and discipline of employees who execute our plans every day.**



- Record performance in 2005
- Continued success of health plans
- Seamless integration of First Health
- Delivering on our promises
- Well-positioned for continued growth

states. Supporting these expansions was the introduction of just under 3,000 new base medical products being administered, the most in any year. We also refined our Individual products and doubled our membership in that segment.

Through our acquired fee-based businesses, we enlarged the platform of our company. This created operational flexibility while diversifying the flow of revenue, earnings and free cash. Our Workers' Compensation and Public Sector/Medicaid businesses are leaders in their respective industries. Each produced strong and consistent operating earnings in 2005 and each improved its cost structure by year end.

Progress also characterized our Federal Employees Health Benefits Program (FEHBP), Corporate Accounts, and Network Rental businesses. In the FEHBP, we solidified and stabilized our competitive position. In Corporate Accounts, we brought in new leadership and developed new products, including enhanced consumer-driven offerings. We also made progress on re-contracting the provider network, a major ongoing effort. All three businesses continue to be very profitable.

We also promised that we would look for strategic opportunities that would further strengthen our position as a national managed health care company. We did just that during 2005 in response to the Medicare Prescription Drug bill. Having successfully bid for nationwide participation in the Medicare Prescription Drug Program (Medicare Part D), our AdvantraRx and First Health Premier products are proving highly successful. Approximately half a million members have enrolled as of February 2006, one month after the product's launch. There are several reasons for this rapid takeoff. One is cost: we made the AdvantraRx plan available in all 50 states at a low price position with no deductible. Another is customer service, always a Coventry differentiator. Finally, we used innovative distribution and administrative partnerships to limit up-front R&D costs and leverage an existing, effective method of distribution. In the fast-moving senior market, products do not sell themselves, so harnessing our cost structure, customer service and distribution advantages was and will remain a strategic necessity.

Finally, as promised, we strengthened our balance sheet following the First Health acquisition. To complete this transaction, we pushed our debt to capital ratio to 34 percent in January. By year's end we were able to reduce it to 23 percent, paying off $265 million in bank debt within six months of the deal's closure. This was not a surprise as we have always assured you, our shareholders, that we will spend your money as if it was our own. This principle promotes both flexibility for growth and conservatism in managing our assets. Flexibility is seen in our accumulation of over $200 million in free cash by year end. Conservatism is seen in our disciplined approach to capital deployment, which is supported by our strong acquisition record. We clearly demonstrated both flexibility and conservatism in the financing of the First Health acquisition.

**LOW COST WINS**

One major reason we've been able to give and keep our word in so many areas is our across-the-board attention to cost. Low cost is our creed, ingrained at every level, applied to every decision and behind every advantage. Coventry is frequently lauded for its highly competitive SG&A levels, which permit pricing flexibility while allowing us to maintain industry-leading margins. The First Health acquisition is a great example of how we do this. Immediately after the purchase, we deployed our proven management practices, technology, pricing discipline and expertise in medical management to bring the business in line with our

160%

**In 2005, Coventry generated over $800 million in cash flow from operations representing 160% of net income. Not only is this a proven indicator of quality earnings, *it is yet another example of the strong capital position that Coventry has* built for future growth opportunities.**

# 59.2%

**Average annual increase in share price over 5 years**

- Growing company with a proven track record
- Top operating margin in industry
- Balanced and diversified portfolio
- Financially conservative with a disciplined culture
- Strong capital structure

*Best margins in the industry. Low cost structure. Consistently solid growth rates in organic membership, revenue, cash flow from operations, EPS, etc. This is the proven track record of Coventry Health Care. To deliver great results year after year requires consistent execution and unwavering financial discipline. Relentless attention to detail is how Coventry achieves success for the long haul.*

—*Shawn Guertin*

*EVP and Chief Financial Officer*

Share Price Appreciation

*(in dollars)*



59%
CAGR
$56.96
$35.39
$28.66
$12.90
$8.87
'01
'02
'03
'04
'05

cost structure. This produced the promised synergies and demonstrated our ability to integrate even very large acquisitions without retreating an inch from our "low cost wins" doctrine.

Living by this doctrine, Coventry has created shareholder value steadily over the last five years, as seen in our:

- *20 percent average annual revenue growth;*
- *8 percent average annual membership growth; and*
- *54 percent average annual increase in EPS.*

In response, our stock price has climbed an average of almost 60 percent a year, a more than six-fold increase since 2001. With a track record like that, we can be confident that our dedication to disciplined spending is the advantage that drives sustainable growth in the sometimes unpredictable world of health care financing.

**OPERATIONAL EXCELLENCE**

Coventry's keen attention to detail produces not only a low cost structure but operational excellence as well. Last year, we delivered exceptional service levels in our claims processing and member services functions, including near-perfect claims payment within 30 days, rapid adoption of e-commerce, and record-low volumes of customer service calls, even as membership continued to grow.

Our service levels for Medicare Part D beneficiaries were equally impressive. Customers now wait less than 30 seconds, on average, to be served while call abandonment rates are below 2 percent. Furthermore, we proactively worked with pharmacies across the country to identify and troubleshoot logistical issues so our members would not experience problems as they began to get their prescriptions filled.

**12.0%**

**Through a disciplined pricing strategy coupled with a low cost structure, Coventry produced an industry-leading operating margin of 12% in 2005.**

# 3.4%

Average annual increase in health plan SG&A PMPM costs over 5 years*

- Top-tier cost structure
- Exceptional customer service levels
- Seamless integration process for acquisitions
- Centralized customer service and IT operations
- Continually investing in the future

## A SYSTEMATIC APPROACH TO EXCELLENCE

*We have proven—repeatedly—that providing exceptional service and an industry-best cost structure need not be mutually exclusive objectives. We've realized significant reductions in cost due to efficiency, while achieving meaningful gains across a wide variety of performance indicators. We will continue to build upon our demonstrated track record for doing both.*

*— Harve DeMovick*

*EVP Customer Service Operations,*
*Chief Information Officer*

Health Plan SG&A
Per Member Per Month Costs*
*(in dollars)*



3%
CAGR
$15.50
$16.51
$16.98
$16.91
$17.75
'01
'02
'03
'04
'05




*Health plan SG&A costs exclude: (1) broker commissions; (2) Medicare Part D start-up expenses in 2005; and (3) First Health expenses in 2005. See page 37 for GAAP disclosure of full SG&A expenses.*

All of these service milestones are the result of Coventry's hands-on leadership, teams aligned for accountability and a culture of discipline. We operate this way because we recognize great service is a strategic advantage. For our customers, it cements our reputation as a reliable business partner. For our bottom line, it contributes to our industry-leading operating margins and SG&A ratios.

**A PLATFORM FOR GROWTH**

Granted, we have a "low cost wins" mentality driving shareholder value. Granted, we maintained a strong balance sheet and achieved operational excellence. What does all this mean for 2006 and beyond?

A great deal. Our focus throughout 2005 was making the decisions that would put Coventry in the best possible position to grow, and that is exactly where we are today. All the financial and operational underpinnings necessary for our future success are in place. Continued strong performance company-wide gives us the financial flexibility and the confidence to meet the challenge of further expansion for all our businesses.

In our health plan business, we will build on 2005's outstanding organic growth momentum, leveraging our national provider network to enter new markets. In the Individual segment, we are currently enrolling over 1,000 members each month. Growth also continues in our six Medicare Advantage markets, where three percent of our membership generated over ten percent of our 2005 revenue. With baby boomers entering the senior demographic at an increasing rate, Medicare Advantage offers great potential for both new revenue and earnings. We will continue to position ourselves to take advantage of this opportunity but will do so responsibly, as we have in the past, ensuring that our overall

**16**

**With a top-tier cost structure and industry-best operating margins, Coventry has proven through its successful integration of 16 acquisitions that it knows how to execute.**

**8.4%**

**Average annual increase in membership over 5 years**

- Strong health plan sales momentum
- Well-positioned specialty businesses
- Unprecedented opportunities in Medicare
- New market expansion from existing platform
- Individual and consumer driven products

## GROWING BY DELIVERING

*As you've come to expect, the health plans will continue to contribute to both top-line and bottom-line growth. With emerging markets like Medicare Part D and consumer-driven health plans, we'll also continue to be opportunistic in growing our business. Like all great companies, we're working on tomorrow today.*

— Fran Soistman
*EVP Health Plan Operations*



Health Plan Membership
(in thousands)
8%
CAGR
1,841
2,035
2,383
2,509
2,546
'01
'02
'03
'04
'05


## POSITIONED FOR SUCCESS

*2005 was a year characterized by growth in Workers' Compensation and Public Sector/ Medicaid coupled with uninterrupted earnings from the Corporate Accounts, Network Rental, and FEHBP sectors. We achieved the high end of our performance targets while building strong customer relationships and, as a result, are better positioned for strategic expansion and continued strong earnings growth for the future.*

— Tom McDonough
*President*

*As we build upon the platform established in 2005, we will hold to the principles that ensure our success—winning through low cost, achieving operational excellence, and investing shareholder capital as if it was our own.*

earnings targets can be met. Growth prospects also exist in Medicaid as states continue to push for managed care solutions. Given the right opportunity, we will look to expand our footprint in this market in 2006. And as we have done over the last eight years, we will continue to pursue potential health plan acquisitions that align with Coventry's agenda for growth.

In Medicare Part D, we foresee sustained growth in 2006 and beyond. Three factors inspire our confidence: (1) attractive price points made possible by our unique data and knowledge of the low-income market (a benefit of being in the Medicaid/Public Sector business); (2) sales and distribution partnerships that enable us to price our products competitively; and (3) a cost-effective national network of over 58,000 pharmacies. Together, these advantages are helping to establish Coventry as one of the major players in this exciting new arena.

Our Workers' Compensation and Public Sector/Medicaid businesses are industry leaders with significant growth potential for 2006 and beyond. Producing strong and consistent operating earnings, Workers' Compensation will remain a critical source of cash flow. Workers' Compensation medical costs are over $30 billion annually and rising, so we see much value in strengthening our position in this market. In Public Sector/Medicaid, we expect to further penetrate existing markets and win new business as states turn to us to deliver managed care administrative services. We will also continue to pursue new M&A opportunities to solidify our specialty managed care and pharmacy management capabilities. In fact, our first acquisition in 2006, albeit small, brought enhanced capabilities and new customers to the Public Sector/Medicaid business.

We will continue to improve our product offerings, provider network and cost structure in our FEHBP, Corporate Accounts, and Network Rental businesses. Such improvements will help these businesses continue their strong earnings and promote growth in 2007 and beyond. We have continued to stabilize our national Corporate Accounts business under new leadership and a restructured sales organization, setting the stage for growth in 2007. In our Network Rental business, maintaining modest growth and stable cash flows will be the focus of this low cost, high-margin asset.

**KEEPING OUR PROMISES, 2006 AND BEYOND**

As we build upon the platform established in 2005, we will hold to the principles that ensure our success—winning through low cost, achieving operational excellence, and investing shareholder capital as if it was our own. These doctrines are not abstract goals: they shape the daily actions of our outstanding employees and senior managers—nearly 10,000 dedicated, disciplined individuals providing example after classic example of promises kept. Whether the scale is as vast as a strategic acquisition or as intimate as an emergency drug refill for one Medicare patient, we deliver on our promises. In every way, Coventry provides a model of what can be accomplished when low-cost leadership is combined with world-class execution. To our employees who make this possible and to you, our shareholders, I extend my heartfelt thanks.

Dale B. Wolf

**Dale B. Wolf**
*Chief Executive Officer*

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

## Executive-Level Overview

### General Operations

We are a national managed health care company based in Bethesda, Maryland operating health plans, insurance companies, network rental/managed care services companies, and workers' compensation services companies. We provide a full range of risk and fee-based managed care products and services, including health maintenance organization ("HMO"), preferred provider organization ("PPO"), point of service ("POS"), Medicare Advantage, Medicare Prescription Drug Plans, Medicaid, Workers' Compensation and Network Rental to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators in all 50 states as well as the District of Columbia and Puerto Rico.

### Highlights of 2005 Performance

- Health Plan membership increased 1.5% over the prior year.
- Revenue increased 24.5% over the prior year. Health Plan only revenue increased 9.3% over the prior year.
- Health Plan medical loss ratio of 79.5% improved 100 basis points over the prior year.
- Selling, general and administrative expenses were 17.9% of operating revenues, Health Plan only selling, general and administrative expense was 11.4%, a 10 basis point improvement over the prior year.
- Operating margin of 12.0% improved 260 basis points over the prior year.
- Diluted earnings per share increased 25.0% over the prior year.
- Cash flows from operations were $804.5 million, a 77.2% improvement over the prior year.
- Total cash and investments was $2.1 billion, a 19.4% increase over the prior year.

### Operating Revenue and Products

We generate our operating revenues from premiums for a broad range of managed care and management service products. Premiums for our commercial risk products, for which we assume full underwriting risk, can vary. For example, premiums for our PPO and POS products are typically lower than our HMO premiums due to medical underwriting and higher deductibles and co-payments that are typically required of the PPO and POS members. Premium rates for our government programs, Medicare and state-sponsored managed Medicaid, are largely established by governmental regulatory agencies. These government products are offered in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates.

Revenue for our management services products ("non-risk") is generally a fixed administrative fee, provided on a predetermined contractual basis or on a percentage-of-savings basis, for access to our health care provider networks and health care management services, for which we do not assume underwriting risk. The management services we provide typically include health care provider network management, clinical management, pharmacy benefit management ("PBM"), bill review, claims repricing, fiscal agent services (generally for state entitlement programs), claims processing, utilization review and quality assurance.

During the three years ended December 31, 2005, we experienced substantial growth in operating revenues due in part to membership increases from health plan acquisitions and more recently, as a result of the acquisition of First Health Group ("First Health"). We generally seek acquisitions that we believe have a manageable regulatory and business climate and have the ability to add value to our company. Additionally, membership growth was achieved organically through marketing efforts, geographic expansion and increased product offerings. Our ability to introduce products quickly to each market has helped us to expand our customer base. In particular, we have been able to add a large variety of lower cost products, which has proven attractive to customers.

### Operating Expenses

Our medical costs include medical claims paid under contractual relationships with a wide variety of providers and capitation arrangements. Medical costs also include an estimate of claims incurred but not reported.

We maintain provider networks that furnish health care services through contractual arrangements with physicians, hospitals and other health care providers. Prescription drug benefits are provided through a formulary comprised of an extensive list of drugs. Drug prices are negotiated at discounted rates through a national network of pharmacies.

We have capitation arrangements for certain ancillary heath care services, such as mental health care, and a small percentage of our membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover costs of all medical care or of the specified ancillary services provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk as to the adequacy of the financial and medical care resources of the provider organization. We are ultimately responsible for the coverage of our members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, we will be required to perform such obligations. Consequently, we may have to incur costs in doing so in excess of the amounts we would otherwise have to pay under the original global or ancillary capitation through our contracted network arrangements.

We have established systems to monitor the availability, appropriateness and effectiveness of the patient care we provide. We collect utilization data in each of our markets that we use to analyze over-utilization or under-utilization of services and assist our health plans in arranging for appropriate care for their members and improving patient outcomes in a cost efficient manner. Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Each health plan collects data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization and presents such data to the health plan's physicians. The medical directors monitor these results in an effort to ensure the use of medically, cost-effective appropriate services.

We operate regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our health plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our health plans. First Health operating expenses consist primarily of salaries and related costs for personnel involved in the administrative services offered by the Company. To a lesser extent, the operating expenses include facility expenses and information processing costs needed to provide those administrative services.

### Cash Flows

We generate cash through operations. As a profitable company in an industry that is not capital equipment intensive, we have not needed to use financing methods to fund operations. While we did incur debt in 2005 (as described in Note H to our consolidated financial statements in this Form 10-K), the entire proceeds were used to finance an acquisition and were not used to fund operations. Our primary use of cash is to pay medical claims. Any excess cash has historically been used for acquisitions and for repurchases of our common stock.

## Critical Accounting Policies

We consider the accounting policies described below critical in preparing our consolidated financial statements. Critical accounting policies are ones that require difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates.

### Revenue Recognition

Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on both a per subscriber contract rate and the number of subscribers in our records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. Due to early timing of the premium billing, we are able to identify in the current month the retroactive adjustments for two subsequent months billings. Current period revenues are adjusted to reflect these retroactive adjustments.

Based on information received subsequent to generating premium billings, historical trends, bad debt write-offs and the collectibility of specific accounts, we estimate, on a monthly basis, the amount of bad debt and future membership retroactivity and adjust our revenue and allowances accordingly.

As of December 31, 2005, we maintained allowances for retroactive billing adjustments of approximately $20.6 million compared with approximately $6.7 million at December 31, 2004. We also maintained allowances for doubtful accounts of approximately $3.6 million and $0.9 million as of December 31, 2005 and 2004, respectively. The calculation for these allowances is based on a percentage of the gross accounts receivable with the allowance percentage increasing for the older receivables. The allowances have increased as a result of the acquisition of First Health.

We also receive premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for our Medicare membership. Membership and category eligibility are periodically reconciled with CMS and can result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue.

We contract with the United States Office of Personnel Management ("OPM") and with various federal employee organizations to provide health insurance benefits under the Federal Employees Health Benefits Program. These contracts are subject to government regulatory oversight by the Office of the Inspector General ("OIG") of OPM who perform periodic audits of these benefit program activities to ensure that contractors meet their contractual obligations with OPM. For our managed care contracts, the OIG conducts periodic audits to, among other things, verify that premiums established under its contracts are in compliance with community rating requirements under the FEHB Program. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. For our experience-rated plans, the OIG focuses on the appropriateness of contract charges, the effectiveness of claims processing, financial and cost accounting systems, and the adequacy of internal controls to ensure proper contract charges and benefits payments. The OIG may seek refunds of costs charged under these contracts or institute other sanctions against health plans. These audits are generally a number of years in arrears. We record reserves, on an estimated basis annually, for audit and other contract adjustments based on appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

We enter into performance guarantees with employer groups where we pledge that we will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone on-hold time, etc. We also enter into financial guarantees which can take various forms including, among others, achieving an annual aggregate savings threshold, achieving a targeted level of savings per-member per-month or achieving overall network penetration in defined demographic markets. For each guarantee, we estimate and record performance based revenue after considering the relevant contractual terms and the data available for the performance based revenue calculation. Pro-rata performance based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts.

### Medical Claims Expense and Liabilities

Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. Medical liabilities estimates are developed using actuarial principles and assumptions that consider, among other things, historical claims payment patterns, provider reimbursement changes, historical utilization trends, current levels of authorized inpatient days, other medical cost inflation factors, membership levels, benefit design changes, seasonality, demographic mix change and other relevant factors.

We employ a team of actuaries that have developed, refined and used the same set of reserve models over the past several years. These reserve models do not calculate separate amounts for reported but not paid and incurred but not reported, but rather a single estimate of medical claims liabilities. These reserve models make use of both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Within these models, historical data of paid claims is formatted into claim triangles which compare claim incurred dates to the claim payment dates. This information is analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

Actuarial standards of practice generally require the actuarial developed medical claims estimates to cover obligations under an assumption of moderately adverse conditions. Adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice. Medical claims liabilities are recorded at an amount we estimate to be appropriate. Adjustments of prior years estimates may result in additional medical costs or, as we have experienced during the last several years, a reduction in medical costs in the period an adjustment was made. Our reserve models have historically developed favorably suggesting that the accrued liabilities calculated from the models were more than adequate to cover our ultimate liability for unpaid claims. We believe that this favorable development is a result of good communications between our health plans and our actuarial staff regarding medical utilization, mix of provider rates and other components of medical cost trend.

The following table presents the components of the change in medical claims liabilities for the years ended December 31, 2005, 2004 and 2003, respectively (in thousands).

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Medical liabilities, beginning of period** | **$ 660,475** | $ 597,190 | $ 558,599 |
| Acquisitions[1] | **41,895** | — | 38,828 |
| Reported Medical Costs | | | |
| Current year | **4,672,009** | 4,257,942 | 3,693,821 |
| Prior year developments | **(121,138)** | (72,047) | (86,532) |
| Total reported medical costs | **4,550,871** | 4,185,895 | 3,607,289 |
| Claim Payments | | | |
| Payments for current year | **4,030,685** | 3,691,092 | 3,235,902 |
| Payments for prior year | **469,782** | 431,518 | 371,624 |
| Total claim payments | **4,500,467** | 4,122,610 | 3,607,526 |
| **Medical liabilities, end of period** | **$ 752,774** | $ 660,475 | $ 597,190 |
| **Supplemental Information:** | | | |
| Prior year development[2] | **2.9%** | 2.0% | 3.0% |
| Current year paid percent[3] | **86.3%** | 86.7% | 87.6% |

*[1]Acquisition balances represent medical liabilities of the acquired company as of the applicable acquisition date.*

*[2]Prior year reported medical costs in the current year as a percentage of prior year reported medical costs.*

*[3]Current year claim payments as a percentage of current year reported medical costs.*

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable restatements from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends. Medical claim liabilities are generally paid within several months of the member receiving service from the provider. Accordingly, the 2005 prior year medical costs relate almost entirely to claims incurred in calendar year 2004 and the increase in prior year medical cost was driven primarily by lower than anticipated medical cost increases and growth in the medical cost base.

For the more recent incurred months, the percentage of claims paid to claims incurred in those months is generally low. As a result, the completion factor methodology is less reliable for such months. For that reason, incurred claims for recent months are not projected solely from historical completion and payment patterns. Instead, they are projected by estimating the claims expense for those months based upon recent claims expense levels and health care trend levels, or "trend factors." As these months mature over time, the two estimates (completion factor and trend) are blended with completion factors being used exclusively for older months.

Within the reserve setting methodologies for inpatient and non-inpatient services, we use certain assumptions. For inpatient services, authorized days are used for utilization factors, while cost trend assumptions are incorporated into per diem amounts. The per diem estimates reflect anticipated effects of changes in reimbursement structure and severity mix. For non-inpatient services, a composite trend assumption is applied which reflects anticipated changes in cost per service, provider contracts, utilization, and other factors.

Changes in the completion factors, trend factors and utilization factors can have a significant effect on the claim liability. The following example provides the estimated effect to our December 31, 2005 unpaid claims liability assuming hypothetical changes in the completion, trend, and inpatient day factors. While we believe the selection of factors and ranges provided are reasonable, certain factors and actual results may differ.

| Completion Factor | | Claims Trend Factor | | Inpatient Day Factor | |
|---|---|---|---|---|---|
| Increase (Decrease) in Completion Factor | (Decrease) Increase in Unpaid Claims Liabilities | (Decrease) Increase in Claims Trend Factor | (Decrease) Increase in Unpaid Claims Liabilities | (Decrease) Increase in Inpatient Day Factor | (Decrease) Increase in Unpaid Claims Liabilities |
| 3.6% | $(19,438) | (6.0%) | $(59,999) | (5.0%) | $(9,297) |
| 2.0% | $(10,991) | (3.0%) | $(30,000) | (2.5%) | $(4,648) |
| 1.0% | $ (5,558) | (1.0%) | $(10,000) | (1.0%) | $(1,859) |
| (1.0%) | $ 5,686 | 1.0% | $ 10,000 | 1.0% | $ 1,859 |
| (2.0%) | $ 11,504 | 3.0% | $ 30,000 | 2.5% | $ 4,648 |
| (3.6%) | $ 21,101 | 6.0% | $ 59,999 | 5.0% | $ 9,297 |

We also establish reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts.

Accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term. Certain situations require judgment in setting reserves, such as system conversions, processing interruptions, environmental changes or other factors.

We believe that the amount of medical liabilities is adequate to cover our ultimate liability for unpaid claims as of December 31, 2005; however, actual claim payments and other items may differ from established estimates.

## Investments

We account for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115—"Accounting for Certain Investments in Debt and Equity Securities." We invest primarily in fixed income securities and classify all of our investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

The following table shows our investments' gross unrealized losses and fair value, at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| **Description of Securities** | **Fair Value** | **Unrealized Loss** | **Fair Value** | **Unrealized Loss** | **Fair Value** | **Unrealized Loss** |
| State and municipal bonds | $173,544 | $(1,847) | $ 70,857 | $(1,738) | $244,401 | $ (3,585) |
| US Treasury & agency securities | 54,273 | (487) | 31,989 | (586) | 86,262 | (1,073) |
| Mortgage-backed securities | 102,427 | (1,559) | 45,034 | (1,273) | 147,461 | (2,832) |
| Asset-backed securities | 25,915 | (412) | 20,600 | (539) | 46,515 | (951) |
| Corporate debt and other securities | 151,712 | (1,027) | 102,616 | (3,206) | 254,328 | (4,233) |
| | $507,871 | $(5,332) | $271,096 | $(7,342) | $778,967 | $(12,674) |

The securities presented in this table do not meet the criteria for an other-than-temporarily impaired investment. The current unrealized loss is almost exclusively the result of interest rate increases and not unfavorable changes in the credit ratings associated with these securities. These investments are not in high risk industries or sectors and we intend to hold these investments for a period of time sufficient to allow for a recovery in market value.

## Goodwill and Other Long-lived Assets

Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. For our impairment analysis of the Health Plan segment goodwill, we used three approaches to identify the fair value of our goodwill and other intangible assets: a market approach, a market capitalization approach and an income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on the market value of our total shares outstanding. The income approach is based on the present value of expected future cash flows. The income approach involves estimating the present value of the company's estimated future cash flows, and discounting these cash flows at a given rate of return. All three approaches were reviewed together for consistency and commonality.

For our impairment analysis of the First Health segment goodwill and indefinite lived intangible asset, we engaged an independent business valuation firm to assist us in our analysis. For the First Health goodwill impairment analysis, we relied primarily on the income approach and secondarily on the market approach. For the First Health indefinite lived asset, we relied on two separate variations of the income approach. Each approach was reviewed together for consistency and commonality.

Under the income approach, we assumed certain growth rates, capital expenditures, discount rates and terminal growth rates in our calculations. If the assumptions used in our fair-value-based tests differ from actual, the estimates underlying our goodwill impairment tests could be adversely affected. Any impairment charges that may result will be recorded in the period in which the impairment is identified. We have not incurred an impairment charge related to goodwill or indefinite lived intangibles. See Note C to the consolidated financial statements for additional disclosure related to intangible assets.

Our remaining long-lived assets consist of property and equipment and other finite-lived intangible assets. These assets are depreciated or amortized over their estimated useful life, and are subject to impairment reviews. In accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the cost of internally developed software is capitalized and included in property and equipment. We capitalize costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. We periodically review long-lived assets whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. In assessing recoverability, we must make assumptions regarding estimated future cash flows and other factors to determine if an impairment loss may exist, and, if so, estimate fair value. We also must estimate and make assumptions regarding the useful life we assign to our long-lived assets. If these estimates or their related assumptions change in the future, we may be required to record impairment losses or change the useful life, including accelerating depreciation for these assets.

## New Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

In April 2005, the Securities and Exchange Commission issued a rule that amends the compliance date for SFAS No. 123(R). The rule allowed the Company to delay the implementation of SFAS No. 123(R) until January 1, 2006. The Company adopted SFAS No. 123(R) on January 1, 2006 using the modified-prospective method.

Under the modified-prospective method, compensation cost is recognized beginning on the adoption date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

As permitted by SFAS No. 123, the Company accounted for share-based payments to employees using APB No. 25's intrinsic value method through December 31, 2005 and, as such, has recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have an effect on its results of operations, although it will have no material effect on its overall financial position. The effect of adoption of SFAS No. 123(R) will depend on the value and levels of share-based payments granted in the future. However, assuming share-based payments are granted in 2006 at values and levels granted in 2005, the Company expects the diluted earnings per share effect of adopting SFAS No. 123(R) to be a $0.13 to $0.14 reduction for the full year of 2006.

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company can not estimate what those amounts will be in the future (as it is dependent upon, among other things, when employees exercise stock options), the amounts of operating cash flows that were recognized in prior periods for such excess tax benefits were $38.0 million, $21.4 million, and $18.5 million in 2005, 2004 and 2003, respectively.

## Acquisitions

During the three years ended December 31, 2005, we completed several business combinations and membership purchases. These business combinations are all accounted for using the purchase method of accounting and, accordingly, the operating results of each acquisition have been included in our consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. The purchase price of our membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of ten to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2005. The purchase price of each business combination includes the payment for net worth and estimated transition costs. The purchase price shown for recent acquisitions, in millions, is inclusive of all retroactive balance sheet settlements and transaction cost adjustments.

| | Effective Date | Market | Purchase Price |
|---|---|---|---|
| **Business Combinations** | | | |
| PersonalCare Health Management, Inc. ("PersonalCare") | February 1, 2003 | Illinois | $ 21 |
| Altius Health Plans, Inc. ("Altius") | September 1, 2003 | Utah | $ 46 |
| First Health Group Corp. ("First Health") | January 28, 2005 | Multiple Markets | $1,695 |
| **Membership Purchases** | | | |
| OmniCare Health Plan ("OmniCare") | October 1, 2004 | Michigan | $ 13 |

Effective January 28, 2005, we completed our acquisition of First Health. First Health is a full service national health benefits services company that serves the group health, workers' compensation and state public program markets. Each outstanding share of First Health common stock was converted into a right to receive $9.375 cash and 0.2687 shares of Coventry common stock. As a result of the merger, we paid $863.1 million in cash and issued approximately 24.7 million shares of our common stock to stockholders of First Health. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of First Health have been included in our consolidated financial statements since the date of acquisition. The purchase price for First Health was allocated to the assets, including identifiable intangible assets and liabilities, based on estimated fair values. For additional information regarding the First Health acquisition, please refer to Note B to our consolidated financial statements.

## Membership

The following table presents our Health Plan membership as of December 31, 2005 and 2004 (in thousands) and the percentage change in membership between these dates.

| | December 31, | | Percent |
|---|---|---|---|
| | **2005** | **2004** | **Change** |
| Risk membership: | | | |
| Commercial | **1,486** | 1,483 | 0.2% |
| Medicare | **75** | 69 | 8.7% |
| Medicaid | **393** | 397 | (1.0%) |
| Total risk membership | **1,954** | 1,949 | 0.3% |
| Non-risk membership | **592** | 560 | 5.7% |
| Total membership | **2,546** | 2,509 | 1.5% |

Commercial insured membership increased over the prior year end due to strong sales and retention, especially in the third and fourth quarters. These membership gains were partially offset by the loss, during the first quarter of 2005, of a large commercial insured account to an administrative services only ("ASO") bid and a large existing group in the Kansas market that changed from a risk product to a non-risk product effective January 1, 2005. On August 29, 2005, Hurricane Katrina caused significant destruction and flooding in Southern Louisiana, most notably in the greater New Orleans area. As a result of its effects, we lost 11,000 commercial insured members in our Louisiana operations in the fourth quarter of 2005 and expect additional losses of membership in 2006.

Medicare membership increased primarily as a result of the membership obtained in the West Virginia market.

Legislation in Missouri was approved that changed the eligibility requirements for Medicaid beneficiaries throughout the state. We lost 23,000 Medicaid members in our Missouri market through the twelve months ended December 31, 2005. These losses were offset by Medicaid member growth in our Pennsylvania and West Virginia markets.

The increase in non-risk membership was attributable to a large group in the Kansas market changing from a risk product to a non-risk, as described above, as well as from additional organic growth obtained in the North Carolina market. These gains were partially offset by the loss of a large existing ASO account to another third party administrator during the first quarter of 2005.

## Results of Operations

The following table is provided to facilitate a more meaningful discussion regarding the comparison of our operations for each of the three years in the period ended December 31, 2005 (in thousands, except EPS and membership).

| | 2005 | 2004 | Increase (Decrease) | 2004 | 2003 | Increase (Decrease) |
|---|---|---|---|---|---|---|
| **Consolidated Business[1]** | | | | | | |
| Total operating revenues | **$6,611,246** | $5,311,969 | 24.5% | $5,311,969 | $4,535,143 | 17.1% |
| Operating earnings | **$ 791,818** | $ 496,671 | 59.4% | $ 496,671 | $ 366,197 | 35.6% |
| Net earnings | **$ 501,639** | $ 337,117 | 48.8% | $ 337,117 | $ 250,145 | 34.8% |
| Diluted earnings per share | **$ 3.10** | $ 2.48 | 25.0% | $ 2.48 | $ 1.83 | 35.3% |
| Selling, general and administrative as a percentage of revenue | **17.9%** | 11.5% | 6.4% | 11.5% | 12.0% | (0.5%) |
| **Health Plan Business** | | | | | | |
| **Managed Care Premium Yields (per member per month):** | | | | | | |
| Commercial | **$ 246.46** | $ 226.59 | 8.8% | $ 226.59 | $ 206.08 | 10.0% |
| Medicare | **$ 765.58** | $ 695.96 | 10.0% | $ 695.96 | $ 629.52 | 10.6% |
| Medicaid | **$ 157.52** | $ 145.23 | 8.5% | $ 145.23 | $ 139.69 | 4.0% |
| **Medical Costs (per member per month):** | | | | | | |
| Commercial | **$ 193.37** | $ 179.21 | 7.9% | $ 179.21 | $ 164.59 | 8.9% |
| Medicare | **$ 614.55** | $ 579.92 | 6.0% | $ 579.92 | $ 527.84 | 9.9% |
| Medicaid | **$ 133.32** | $ 126.88 | 5.1% | $ 126.88 | $ 122.25 | 3.8% |
| **Medical Loss Ratios:** | | | | | | |
| Commercial | **78.5%** | 79.1% | (0.6%) | 79.1% | 79.9% | (0.8%) |
| Medicare | **80.3%** | 83.3% | (3.0%) | 83.3% | 83.8% | (0.5%) |
| Medicaid | **84.6%** | 87.4% | (2.8%) | 87.4% | 87.5% | (0.1%) |
| Total | **79.5%** | 80.5% | (1.0%) | 80.5% | 81.2% | (0.7%) |
| **Administrative Statistics:** | | | | | | |
| Selling, general and administrative as a percentage of revenue | **11.4%** | 11.5% | (0.1%) | 11.5% | 12.0% | (0.5%) |
| Days in medical liabilities | **55.6** | 55.8 | (0.2) | 55.8 | 56.7 | (0.9) |
| **First Health Business[1]** | | | | | | |
| **Membership** | | | | | | |
| National Accounts | | | | | | |
| On-going accounts | **669,000** | n/a | | | | |
| Run-out[2] | **90,000** | n/a | | | | |
| Total National Accounts | **759,000** | n/a | | | | |
| Mail Handlers | **462,000** | n/a | | | | |
| **Revenue by product lines** | | | | | | |
| National Accounts | **$ 141,283** | n/a | | | | |
| Federal Employees Health Benefit Plan | **204,678** | n/a | | | | |
| Network Rental | **89,442** | n/a | | | | |
| Group Health Subtotal | **435,403** | n/a | | | | |
| Medicaid/Public Sector | **183,197** | n/a | | | | |
| Workers' Compensation | **193,714** | n/a | | | | |
| Specialty Business Subtotal | **376,911** | n/a | | | | |
| Total First Health Revenues | **$ 812,314** | n/a | | | | |
| **Administrative Statistics:** | | | | | | |
| Selling, general and administrative as a percentage of revenue | **64.9%** | n/a | | | | |

*[1]Results of Operations includes First Health since January 28, 2005, the date of acquisition.*

*[2]Company is still providing services to terminated customers.*

### Comparison of 2005 to 2004

Managed care premium revenue increased as a result of rate increases that occurred throughout all markets and as a result of acquisitions. Commercial yields (premium per member per month) increased as a result of rate increases on renewals. Medicare yields increased as a result of the rate increases on January 1, 2005 from the annual Adjusted Community Rating filings. Medicaid yields increased as a result of a rate increase of 6.5% effective January 1, 2005 in Missouri, our largest Medicaid market, and as a result of the OmniCare acquisition which has a higher yield than our historical Medicaid membership. The acquisition of OmniCare effective October 1, 2004 and First Health effective January 28, 2005 accounted for $151.9 million of the increase in managed care premium revenue over the prior year. The First Health acquisition closed January 28, 2005 and, therefore, only results from January 28, 2005 through December 31, 2005 are included in our results of operations.

Management services revenue increased almost entirely due to the acquisition of First Health. The acquisition of First Health accounted for $764.0 million of the increase in management services revenue over the prior year.

Medical costs have increased due to medical trend and acquisitions. However, Health Plan medical expense as a percentage of managed care premium revenue has improved to 79.5% compared to 80.5% in the prior year. This favorable change was attributable to premium rate increases discussed above outpacing medical trend in each of our Health Plan lines of business. The favorable change was also attributable to favorable inpatient utilization during 2005, particularly in the third and fourth quarters, and a flu season in the first quarter of 2005 that was not as severe as it has been in previous years. Total reported commercial medical trend (per member per month), net of buydowns, was 7.9% in 2005. Days in total medical claims liabilities decreased slightly from the prior year due primarily to faster claim receipts and continually improved processing cycle times.

Selling, general and administrative expenses increased primarily due to normal operating costs of First Health, which accounted for $523.7 million of the increase in selling, general and administrative expense. Additional increases include an increase in salary expense, Medicare Part D implementation costs and a full twelve months of normal operating costs of OmniCare. Salary expenses, excluding acquisitions, have increased due to annual compensation increases and additional amortization expense related to restricted shares of common stock granted in 2004 and 2005. However, Health Plan selling, general and administrative expenses as a percentage of revenue have improved as a result of continuing revenue growth and success in controlling administrative costs.

Depreciation and amortization increased almost exclusively as a result of the acquisition of First Health. Depreciation expense for First Health, primarily for computer equipment and software, was $36.8 million and amortization of intangibles associated with the acquisition of First Health was $27.7 million.

Interest expense increased as a result of the indebtedness incurred with the acquisition of First Health. Additionally, we refinanced our credit facilities during the second quarter. As a result, we wrote off $5.4 million of deferred financing costs related to the original credit facilities.

Other income increased as a result of a larger investment portfolio and a rise in short term rates during the year.

Our provision for income taxes increased primarily due to an increase in earnings. The effective tax rate increased to 37.3% in 2005 from 36.0% in 2004 primarily as a result of the First Health acquisition and a related change in the relative mix of states with income tax provisions.

### Comparison of 2004 to 2003

Managed care premium revenue increased as a result of rate increases that occurred throughout all markets, acquisitions and organic growth. Commercial yields (premium per member per month) increased as a result of rate increases on renewals that occurred throughout all markets. Medicare yields increased as a result of the rate increases from the annual Adjusted Community Rating filings and from the Medicare Modernization Act. The rate increases from the Medicare Modernization Act were required to be used for enhanced member benefits and/or network access and thus did not affect profitability. The acquisition of Altius effective September 1, 2003 and OmniCare effective October 1, 2004 accounted for $208.7 million of the increase in managed care premium revenue over the prior year.

Management services revenue increased due to the increase in non-risk membership influenced by three large groups changing from a risk product to a non-risk product effective January 1, 2004, as well as from additional organic membership obtained in the Missouri market.

Medical costs have increased due to medical trend, acquisitions and organic growth. However, total medical expense as a percentage of managed care premium revenue has improved to 80.5% over the prior year. This favorable change was attributable mostly to our commercial business and is a result of the commercial premium rate increases mentioned above outpacing commercial medical trend. Reported commercial medical trend, net of benefit buy downs, was 8.9% in 2004. Our Medicare business medical loss ratio improved compared to the prior year as a result of the increase in premium yields discussed above. Our overall Medicaid medical loss ratio was essentially flat compared to prior year. Excluding OmniCare, the Medicaid medical loss ratio would have improved to 86.9%. The same store improvement is as a result of rate increases across our markets and as a result of much improved performance in our Medicaid Virginia market. The Virginia market benefited from lower utilization, lower drug costs and favorable provider contract renegotiations.

Selling, general and administrative expense increased primarily due to normal operating costs of recent acquisitions, an increase in broker commissions and an increase in salary expenses. Broker commissions, excluding acquisitions, have increased due to the growth in both organic membership and in premium rates. Salary expenses, excluding acquisitions, have increased due to annual compensation increases, additional amortization expense related to restricted shares of common stock granted in 2003 and 2004, and incremental compensation expense related to our organic membership growth. Selling, general and administrative expenses as a percentage of revenue have improved as a result of continuing revenue growth and success in controlling customer service costs.

Other income increased due to an increase in interest income as a result of higher interest rates and as a result of a larger investment portfolio in 2004. Additionally, 2003 other income included a gain from sale of our single derivative investment which partially offsets the 2004 increase.

Our provision for income taxes increased due to an increase in earnings before taxes. The effective tax rate decreased to 36.0% in 2004 from 36.4% in 2003.

Days in total medical claims liabilities decreased from the prior year due primarily to faster claim receipts and continually improved processing cycle times.

## Hurricane Katrina

As described earlier, the effects of Hurricane Katrina affected the operations of our local Louisiana Health Plan. The Louisiana Department of Insurance imposed an emergency order governing claim payments and premium collection procedures. The Louisiana Department of Insurance emergency order rules prohibited the termination of members from August 26, 2005 to November 30, 2005 and required that members be allowed to access out-of-network providers at the in-network benefit level. Additionally, our New Orleans in-network provider community has changed as a result of the closure of certain facilities within our New Orleans provider network. As a result, medical costs have increased significantly. The reduced membership, allowances for premium receivables and higher medical costs experienced by our Louisiana Health Plan reduced our fourth quarter earnings by approximately $0.04 per diluted share. That order expired at the end of November 2005 and our Louisiana Health Plan is back to more normal operating protocols. Going forward, we expect the Louisiana Health Plan to operate as a profitable, but smaller, business.

## Medicare Part D

The Medicare Part D program, which gives beneficiaries access to prescription drug coverage, took effect January 1, 2006. Coventry has been awarded contracts by the CMS to offer various Medicare Part D plans on a nationwide basis, in accordance with guidelines put forth by the agency.

Coventry submitted bids as a national prescription drug plan sponsor in all 34 CMS established regions. The bids are designed to provide solutions for individuals, employer groups and low income populations. Our primary retail distribution strategy for the Medicare Part D program is through distribution alliances with other insurers and retail operations.

During the third quarter of 2005, we received approval to offer Part D Prescription Drug Plans ("PDP") in all 34 regions. We also qualified in all 13 regions where we sought to participate in the auto assignment of low income beneficiaries. The PDP plans will be marketed under the brand names of AdvantraRx and First Health Premier and include options with first dollar coverage (no deductible). Products will be underwritten by Coventry Health and Life Insurance Company, First Health Life and Health Insurance Company and Cambridge Life Insurance Company. We have established partnerships with Medicare Supplement insurance carriers and brokerage channels nationwide to provide Medicare Part D prescription drug products to Medicare beneficiaries.

We have incurred approximately $12.4 million in selling, general and administrative expenses in 2005 preparing for the implementation of this program.

## Liquidity and Capital Resources

### Liquidity

The nature of a vast majority of our operations is such that cash receipts from premium revenues are typically received up to two months prior to the expected cash payment for related medical costs. Premium revenues are typically received at the beginning of the month in which they are earned, and the corresponding incurred medical expenses are paid in a future time period, typically 15 to 60 days after the date such medical services are rendered. The lag between premium receipts and claims payments creates positive cash flow and overall cash growth. As a result, we typically hold approximately two months of "float". In addition, accumulated earnings provide further positive cash flow. In addition to ample current liquidity, our long-term investment portfolio is available for further liquidity needs.

Our investment guidelines emphasize investment grade fixed income instruments in order to provide liquidity to meet future payment obligations and minimize the risk to the principal. The fixed income portfolio includes government and corporate securities with an average quality rating of "AA+" and an average contractual duration of 2.2 years, as of December 31, 2005. Typically, the amount and duration of our short-term assets are more than sufficient to pay for our short-term liabilities, and we do not anticipate that sales of our long-term investment portfolio will be necessary to fund our claims liabilities.

Our total cash and investments, consisting of cash and cash equivalents and short-term and long-term investments, but excluding deposits of $49.4 million restricted under state regulations, increased $308.9 million to $2.0 billion at December 31, 2005 from $1.7 billion at December 31, 2004.

The demand for our products and services are subject to many economic fluctuations, risks and uncertainties that could materially affect the way we do business. Please refer to the section entitled "Risk Factors" in this Form 10-K for more information. Management believes that the combination of our ability to generate cash flows from operations, cash and investments on hand and the excess funds held in certain of our regulated subsidiaries will be sufficient to fund continuing operations, capital expenditures, debt interest costs, debt principal repayments and any other reasonably likely future cash requirements.

## Cash Flows

### Operating Activities

Net cash from operating activities is primarily driven by net earnings. For the year ended December 31, 2005, operating cash flow was positively affected by an increase in medical liabilities and an increase in accounts payable and other accrued liabilities. Medical liabilities have increased due primarily to an increase in medical claims incurred but not reported in certain markets and an increase in capitation payable amounts owed related to our Pennsylvania Medicaid product. Accounts payable and other liabilities increased as a result of an increase in taxes payable, an increase in interest payable and an increase in deferred compensation liabilities. Cash flow from operating activities has improved over the prior year as a result of higher earnings and a larger increase in accounts payable and other accrued liabilities.

### Financing and Investing Activities

Proceeds from the issuance of debt include indebtedness incurred related to the acquisition of First Health, less payments made for debt issuance costs. The issuance of debt includes $500 million of new senior notes, unsecured credit facilities consisting of a $300 million five-year term loan and $65 million from a revolving credit facility drawn at closing on January 28, 2005. Proceeds also include new credit facilities the Company entered into on June 30, 2005 providing for a revolving credit facility in the principal amount of $350 million, of which $117.5 million was drawn at closing, and a term loan in the principal amount of $100 million. Payments for retirement of debt include the repayment of a $200 million long-term credit facility assumed from the acquisition of First Health, repayment of the $365 million original credit facilities and the $117.5 million repayment of the new revolving credit facility.

The senior notes and credit facilities require compliance with specified financial ratios and contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, and restricting sales of assets above a certain threshold and consolidations or mergers in the context of a change of control. We have complied with all ratios and covenants under the senior notes and credit facilities.

Capital expenditures in 2005 of approximately $71.4 million consist primarily of computer hardware, software and related costs associated with the development and implementation of improved operational and communication systems and Medicare Part D infrastructure.

Our Board of Directors has approved a program to repurchase our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, no shares of common stock were purchased in 2003, 3.0 million shares during the first quarter of 2004 at an aggregate cost of $84.6 million and no shares were purchased in 2005. As of December 31, 2005, the total remaining common shares we are authorized to repurchase under the program is approximately 2.6 million. Excluded from these amounts are shares purchased in exchange for employee payroll taxes on vesting of restricted stock awards as these purchases are not part of the program. In February 2006, our Board of Directors approved an increase to the repurchase authorization in an amount equal to 5% of our outstanding common stock thus increasing our repurchase authorization by 8.1 million shares.

## Health Plans

Our regulated HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from our regulated entities. During 2005, we received $258.6 million in dividends and $1.9 million for note repayments from our regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. Our health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted an RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. We have adopted an internal policy to maintain all of our regulated subsidiaries' statutory capital and surplus at or above 250% of their RBC and a level of 300% in aggregate (referred to below as "300% of RBC"). Some states in which our regulated subsidiaries operate require deposits to be maintained with the respective states' departments of insurance. The table below summarizes our statutory reserve information, as of December 31, 2005 and 2004 (in millions, except percentage data).

| | 2005 | 2004 |
|---|---|---|
| Regulated capital and surplus | **$868.5**[a] | $727.3 |
| 300% of RBC | **$555.4**[a] | $515.4[a] |
| Excess capital and surplus above 300% of RBC | **$313.1**[a] | $211.9[a] |
| Capital and surplus as percentage of RBC | **469%**[a] | 423%[a] |
| Statutory deposits | **$ 49.4** | $ 23.1 |

[a] *unaudited*

The increase in capital and surplus for our regulated subsidiaries is a result of income, the inclusion of regulated subsidiaries acquired with First Health and capital contributions offset by dividends paid to the parent company. The increase in statutory deposits is a result of the inclusion of deposits held by the regulated subsidiaries acquired with First Health.

We believe that all subsidiaries which incur medical claims maintain more than adequate liquidity and capital resources to meet these short-term obligations as a matter of both Company policy and multiple Department of Insurance regulations.

Excluding funds held by entities subject to regulation and excluding our investment in an equipment leasing limited liability company, we had cash and investments of approximately $347.2 million and $383.1 million at December 31, 2005 and December 31, 2004, respectively. The decline is a result of cash and investments used related to the First Health acquisition and debt repayment offset by dividends from our regulated subsidiaries. During the year ended December 31, 2005, we made capital contributions to our subsidiaries of $8.1 million.

## Other

As of December 31, 2005, we were contractually obligated to make the following payments within the next five years and thereafter (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 Year** | **1–3 Years** | **3–5 Years** | **More than 5 Years** |
| Senior notes | $ 670,500 | $ — | $ — | $ — | $670,500 |
| Interest payable on senior notes | 313,581 | 41,686 | 83,373 | 83,373 | 105,149 |
| Credit Facilities | 100,000 | 10,000 | 20,000 | 70,000 | — |
| Interest payable on credit facilities | 20,958 | 5,525 | 9,550 | 5,883 | — |
| Software purchases | 40,000 | 29,000 | 5,500 | 5,500 | — |
| Operating leases | 144,132 | 28,082 | 49,795 | 34,500 | 31,755 |
| Total contractual obligations | 1,289,171 | 114,293 | 168,218 | 199,256 | 807,404 |
| Less sublease income | (8,332) | (1,246) | (2,357) | (2,219) | (2,510) |
| Net contractual obligations | $1,280,839 | $113,047 | $165,861 | $197,037 | $804,894 |

The Company's contract with the National Postal Mail Handlers Union requires that the Company fund any Plan expenses in the Mail Handlers Benefit Plan after the Plan's reserves have been fully utilized. We believe the Plan's reserves as of December 31, 2005 are sufficient to cover Plan expenses.

Refer to Note I to our consolidated financial statement for disclosure related to our operating leases.

We have typically paid 90% to 95% of medical claims within 6 months of the date incurred and approximately 99% of medical claims within 9 months of the date incurred. Accordingly, we believe medical claims liabilities are short-term in nature and therefore do not meet the listed criteria for classification as contractual obligations and have been excluded from the table above.

## Other Disclosure

### Legal Proceedings

In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied us, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2005 may result in the assertion of additional claims. We maintain general liability, professional liability and employment practices liability insurances in amounts that we believe are appropriate, with varying deductibles for which we maintain reserves. The professional liability and employment practices liability insurances are carried through our captive subsidiary. Although the results of pending litigation are always uncertain, we do not believe the results of such actions currently threatened or pending, including those described below, will individually or in the aggregate, have a material adverse effect on our consolidated financial position or results of operations.

We are a defendant in the provider track of the In Re: Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, Multi-District Litigation ("MDL"), No. 1334, in the action captioned, Charles B. Shane., et al., vs. Humana, Inc., et al. This lawsuit was filed by a group of physicians as a class action against Coventry and nine other companies in the managed care industry. The plaintiffs have alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these federal law claims, the complaint includes state law claims for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. The trial court has dismissed several of the state law claims and ordered that all physicians who have an arbitration provision in their provider contracts must submit their direct RICO claims and all of their remaining state law claims to arbitration. As a consequence of this ruling, all the plaintiffs who have arbitration provisions voluntarily dismissed all of their claims that are subject to arbitration. The trial court however has ordered that the plaintiffs' claims of conspiracy to violate RICO and aiding and abetting violations of RICO are not subject to arbitration. The defendants' appeal to the 11th Circuit challenging the trial court's arbitration decision was denied.

The trial court has certified various subclasses of plaintiffs. The defendants filed an appeal of that certification order to the 11th Circuit Court of Appeals. The Court of Appeals has overturned the class certification order as to the plaintiffs' state law claims but affirmed the certification with respect to the plaintiffs' federal law claims. The U.S. Supreme Court has denied the defendants' petition to review the 11th Circuit's class certification decision. As a result of the class certification decision, the only causes of action remaining in the lawsuit are the claims of (1) conspiracy to violate RICO and (2) aiding and abetting violations of RICO. Seven defendants have entered into settlement agreements with the plaintiffs which have received final approval from the trial court. The claims against one defendant have been dismissed. Two defendants remain, including the Company. The trial of this lawsuit is tentatively scheduled to start September 18, 2006. The Shane lawsuit has triggered the filing of copycat class action complaints by other health care providers such as chiropractors, podiatrists, acupuncturists and other licensed health care professionals. Each of these actions has been transferred to the MDL and have been designated as "tag-along" actions. The court has entered an order which stays all proceedings in the tag-along actions until all pre-trial proceedings in the Shane action have been concluded. Although we can not predict the outcome, management believes that the Shane lawsuit and the tag-along actions will not have a material adverse effect on its financial position or its results of operations. Management also believes that the claims asserted in these lawsuits are without merit and we intend to defend our position.

## Legislation and Regulation

As a managed health care company, we are subject to extensive government regulation of our products and services. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of the health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction and changes are frequently considered and implemented. Likewise, interpretations of these laws and regulations are also subject to change.

Although the provisions of any legislation adopted at the state or federal level can not be accurately predicted at this time, management believes that the ultimate outcome of currently proposed legislation should not have a material adverse effect on the results of our operations in the short-term. Nevertheless, it is possible that future legislation or regulation could have a significant effect on our operations.

## Inflation

In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation on our business operations we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We can not be certain that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

## 2006 Outlook

Our health plans operate in highly competitive markets, but in the aggregate we believe that the pricing environment is generally rational in our existing markets, thus creating the opportunity for reasonable price increases. We will continue to obtain adequate premium increases for our commercial business and expect premium rates to continue to rise at a rate equal to or greater than medical trend in 2006. Management believes that existing markets have potential for premium growth for our commercial and governmental products.

We expect the new Medicare Part D program to contribute $0.08 to our 2006 full year earnings per diluted share. We estimate a loss of $0.08 in the first quarter of 2006, a smaller loss in the second quarter of 2006, and increasing profits in the third and fourth quarters of 2006 to get to the total $0.08 gain for the full year of 2006. This incremental contribution to earnings per share excludes the effect of the expected losses of First Health fee based revenue of $31 million and associated earnings per share reductions of $.06 relating to the termination of dual eligible administration and senior pharmacy discount card business as a result of the implementation of the Medicare Part D program.

Additionally, we will begin to incur expense effective January 1, 2006 related to the adoption of SFAS 123(R). We estimate the effect of the adoption of SFAS 123(R) to reduce earnings by $0.03 per diluted share in the first quarter of 2006 and by $0.13 to $0.14 per diluted share for the year ending December 31, 2006.

## Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

*Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.*

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services;
- periodic renegotiations of hospital, physician and other provider contracts;
- the occurrence of epidemics and catastrophic events;
- changes in the demographics of our members and medical trends affecting them;
- general inflation or economic downturns;
- new mandated benefits or other regulatory changes that increase our costs; and
- other unforeseen occurrences.

In addition, medical liabilities in our financial statements include our estimated reserves for incurred but not reported and reported but not paid claims. The estimates for medical liabilities are made on an accrual basis. We believe that our reserves for medical liabilities are adequate, but we can not assure you of this. Any adjustments to our medical liabilities could adversely affect our results of operations.

*Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.*

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

*A reduction in the number of members in our health plans could adversely affect our results of operations.*

A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

- competition in premium or plan benefits from other health care benefit companies;
- reductions in the number of employers offering health care coverage;
- reductions in work force by existing customers;
- our increases in premiums or benefit changes;
- our exit from a market or the termination of a health plan; and
- negative publicity and news coverage relating to our company or the managed health care industry generally;
- catastrophic events, including natural disasters and man-made catastrophes, and other unforeseen occurrences.

*Our growth strategy is dependent in part upon our ability to acquire additional health plans and successfully integrate those plans into our operations.*

Part of our growth strategy is to grow through the acquisition of additional health plans. During the last several years, we have significantly increased our membership through a number of acquisitions. We can not assure you that we will be able to continue to locate suitable acquisition candidates, successfully integrate the plans we acquire and realize anticipated operational improvements and cost savings. The plans we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.

*Competition in our industry may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.*

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

- price of benefits offered and cost and risk of alternatives such as self-insurance;
- location and choice of health care providers;
- quality of customer service;
- comprehensiveness of coverage offered;
- reputation for quality care;
- financial stability of the plan; and
- diversity of product offerings.

We face competition from other managed care companies that may have broader geographical coverage, more established reputations in our markets, greater market share, larger contracting scale, lower costs and/or greater financial and other resources. We also may face increased rate competition from certain Blue Cross plan competitors that might be required by state regulation to reduce capital surpluses that may be deemed excessive.

*Competition in the multi-site, national account business may limit our ability to grow revenues which could adversely affect our results of operations.*

First Health competes in a highly competitive environment against other major national managed care companies in its national account customers to provide administrative, network access, and medical management services to large, multi-site, self-insured employers. Among these competitors are Aetna, United Healthcare and "Blue Card" (a joint venture of major Blue Cross plans), all of which have greater resources, brand identity and provider contracting scale compared to First Health or Coventry.

*We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we can not assure you that they will continue to market our products in the future.*

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, who typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we can not assure you that agents and brokers will continue to market our products in a fair and consistent manner.

*Our failure to obtain cost-effective agreements with a sufficient number of providers may result in higher medical costs and a decrease in our membership.*

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets, and our ability to contract at competitive rates with our PPO referral providers will affect the attractiveness and profitability of the products.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiations. We can not assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

*We have incurred and may continue to incur significant expenses in connection with implementing our new prescription drug benefits, which may have an adverse effect on our near-term operating results.*

We received approval from CMS to provide prescription drug benefits, including stand-alone PDPs. We have begun to incur expenses to upgrade and improve our infrastructure, technology, and systems to manage our new prescription drug benefits. We incurred significant expenses in 2005 as we prepared to provide these prescription drug benefits as of January 1, 2006 and will in the future incur additional expenses. In particular, our expenses incurred in connection with the implementation of our prescription drug benefits related to the following:

- hiring and training of personnel to establish and manage systems, operations, regulatory relationships, and materials;
- systems development and upgrade costs, including hardware, software and development resources;
- marketing and sales;

- enrolling new members;
- developing and distributing member materials such as ID cards and member handbooks; and
- handling sales inquiry and customer service calls.

*Negative publicity regarding the managed health care industry generally or our Company in particular could adversely affect our results of operations or business.*

Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate; or
- adversely affecting our ability to market our products or services.

Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

*A failure of our information technology systems could adversely affect our business.*

We depend on our information technology systems for timely and accurate information. Failure to maintain effective and efficient information technology systems or disruptions in our information technology systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

*The anticipated benefits of acquiring First Health may not be realized.*

We anticipate our acquisition of First Health will continue to result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the First Health acquisition is subject to a number of uncertainties, including whether we integrate First Health in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially affect our business, financial condition and operating results.

We may face substantial difficulties, costs and delays in integrating First Health. These factors may include:

- potential difficulty in leveraging the value of the separate technologies of the combined company;
- perceived adverse changes in product offerings available to customers and customer services standards, whether or not these changes do, in fact, occur;
- managing customer and provider overlap and potential pricing conflicts;
- costs and delays in implementing common systems and procedures;
- potential charges to earnings resulting from the application of purchase accounting to the transaction;
- difficulty comparing financial reports due to differing management systems;
- diversion of management resources from the business of the combined company;
- the retention of existing customers of each company, including, with respect to First Health, the Mail Handlers Benefit Plan (a nationally offered health plan for federal employees);
- reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
- a significant reduction or loss of customers may result in the possible impairment of goodwill or other intangible assets associated with the acquisition of First Health;
- retaining and integrating management and other key employees of the combined company; and
- coordinating infrastructure operations in an effective and efficient manner.

We may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful in implementing the integration of these systems and processes. While we believe that the companies share certain similar cultural characteristics and philosophies, the differences in size and scope of operations may affect our management processes.

Any one or all of these factors, many of which are outside of our control, may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside our control.

*We conduct business in a heavily regulated industry and changes in laws or regulations or violations of regulations could adversely affect our business and results of operations.*

Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

- impose increased liability for adverse consequences of medical decisions;
- limit premium levels;
- increase minimum capital, reserves and other financial viability requirements;
- impose fines or other penalties for the failure to pay claims promptly;
- impose fines or other penalties as a result of market conduct reviews;
- prohibit or limit rental access to health care provider networks;
- prohibit or limit provider financial incentives and provider risk-sharing arrangements;
- require health plans to offer expanded or new benefits;
- limit the ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;
- limit contractual terms with providers, including audit, payment and termination provisions;
- implement mandatory third party review processes for coverage denials; and
- impose additional health care information privacy or security requirements.

We also may be subject to governmental investigations or inquiries from time to time. For example in 2004, several companies in the insurance industry have received subpoenas for information from the New York Attorney General and the Connecticut Attorney General with respect to an industry wide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. Insurance regulators in several states, including states in which our subsidiaries are domiciled, have sent letters of inquiry concerning similar matters to the companies subject to their jurisdiction, including our subsidiaries. We have furnished the information requested and have received no further inquiry or comment from the insurance regulatory authorities. The existence of such investigations in our industry could negatively impact the market value of all companies in our industry including our stock price. Any similar governmental investigations of Coventry could have a material adverse effect on our financial condition, results of operations or business or result in significant liabilities to the Company, as well as adverse publicity.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We can not predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

*We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively affect our business.*

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

*We are subject to litigation in the ordinary course of our business, including litigation based on new or evolving legal theories, that could adversely affect our results of operations.*

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

- our denial of non-covered benefits;
- vicarious liability for medical malpractice claims filed against our providers;
- disputes with our providers alleging RICO and antitrust violations;
- disputes with our providers over reimbursement and termination of provider contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over our co-payment calculations;
- customer audits of our compliance with our plan obligations; and
- disputes over payments for out-of-network benefits.

In addition, plaintiffs continue to bring new types of legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have an adverse effect on our financial condition or results of operations. In the event a plaintiff was to obtain a significant damage award it may make reasonable settlements of claims more difficult to obtain. We can not determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

We have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Currently, professional liability and employment practices liability insurance is covered through our captive subsidiary. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We can not assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

*Our stock price and trading volume may be volatile.*

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry, may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

- variations in our operating results;
- changes in the market's expectations about our future operating results;
- changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;
- operating and stock price performance of other companies that investors may deem comparable;
- news reports relating to trends in our markets;
- changes in the laws and regulations affecting our business;
- acquisitions and financings by us or others in our industry; and
- sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

*Our indebtedness imposes restrictions on our business and operations.*

The indentures for our senior notes and bank credit agreement impose restrictions on our business and operations. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;
- create or permit certain liens on our assets;
- sell assets;
- create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

*Our ability to generate sufficient cash to service our indebtedness will depend on numerous factors beyond our control.*

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Our ability to generate the cash necessary to service our indebtedness is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We can not assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, we will be more vulnerable to economic downturns, adverse industry conditions and competitive pressures as a result of our significant indebtedness. We may need to refinance all or a portion of our indebtedness before maturity. We can not assure you that we will be able to refinance any of our indebtedness or that we will be able to refinance our indebtedness on commercially reasonable terms.

*A substantial amount of our cash flow is generated by our regulated subsidiaries.*

Our regulated subsidiaries conduct a substantial amount of our consolidated operations. Consequently, our cash flow and our ability to pay our debt and fund future acquisitions depends, in part, on the amount of cash that the parent company receives from our regulated subsidiaries. Our subsidiaries' ability to make any payments to the parent company will depend on their earnings, business and tax considerations, legal and regulatory restrictions and economic conditions. Our regulated subsidiaries are subject to HMO and insurance regulations that require them to meet or exceed various capital standards and may restrict their ability to pay dividends or make cash transfers to the parent company. If our regulated subsidiaries are restricted from paying the parent company dividends or otherwise making cash transfers to the parent company, it could have material adverse effect on the parent company's cash flow. For additional information regarding our regulated subsidiaries' statutory capital requirements, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Statutory Capital Requirements."

*Our certificate of incorporation and bylaws and Delaware law could delay, discourage or prevent a change in control of our Company that our stockholders may consider favorable.*

Provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- provide for a classified board of directors with staggered three-year terms so that no more than one-third of our directors can be replaced at any annual meeting;
- provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
- provide that any amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

## General Economic Conditions

Changes in economic conditions could adversely affect our business and results of operations. The state of the economy could adversely affect our employer group renewal prospects and our ability to collect or increase premiums. The state of the economy could also adversely affect the states' budgets, which could result in the states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans, and increase taxes and assessments on our activities. Although we could attempt to mitigate or cover our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to mitigate or cover all of such costs resulting from any budget cuts in states in which we operate. Although we have attempted to diversify our product offerings to address the changing needs of our membership, the effects of economic conditions could cause our existing membership to seek health coverage alternatives that we do not offer or could result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

## Quantitative and Qualitative Disclosures About Market Risk

Under an investment policy approved by our Board of Directors, we invest primarily in marketable U.S. government and agency, state, municipal, mortgage-backed and asset-backed securities and corporate debt obligations that are investment grade. Prior to the acquisition of First Health, our Investment Policy and Guidelines did not permit equity-type investments or fixed income securities that are below investment grade. As described in the notes to the financials, we acquired investments in an equipment leasing limited liability company through our acquisition of First Health. The Board approved modifications to our investment guidelines by adopting a permitted exception to allow for such investments if, in our best interest, such investments were not disposed within 90 days after acquisition. We determined it would not be in our best interest to liquidate this investment and therefore the investment in the equipment leasing limited liability company was approved as a permitted exception. We have classified all of our investments as available-for-sale. We are exposed to certain market risks including interest rate risk and credit risk.

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. Our policies include an emphasis on credit quality and the management of our portfolio's duration and mix of securities. We believe our investment portfolio is diversified and currently expect no material loss to result from the failure to perform by the issuers of the debt securities we hold. The mortgage-backed securities are insured by several associations, including Government National Mortgage Administration, Federal National Mortgage Administration and the Federal Home Loan Mortgage Corporation.

We invest primarily in fixed income securities and classify all our investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis. See Note E to our consolidated financial statements in this Form 10-K for more information concerning other-than-temporary impaired investments.

Our investments at December 31, 2005 mature according to their contractual terms, as follows, in thousands (actual maturities may differ because of call or prepayment rights):

| **As of December 31, 2005** | **Amortized Cost** | **Fair Value** |
|---|---|---|
| Maturities: | | |
| Within 1 year | $ 625,864 | $ 625,481 |
| 1 to 5 years | 405,591 | 401,310 |
| 5 to 10 years | 256,240 | 256,752 |
| Over 10 years | 338,236 | 336,030 |
| Total | $1,625,931 | 1,619,573 |
| Equity investment | | 51,674 |
| Total short-term and long-term securities | | $1,671,247 |

Our projections of hypothetical net gains in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The projection is based on a model, which incorporates effective duration, convexity and price to forecast hypothetical instantaneous changes in interest rates of positive and negative 100, 200 and 300 basis points. The model only takes into account the fixed income securities in the portfolio and excludes all cash. While we believe that the potential market rate change is reasonably possible, actual results may differ.

*(in thousands)* **Increase (Decrease) in Fair Value of Portfolio Given an Interest Rate (Decrease) Increase of X Basis Points as of December 31, 2005**

| **(300)** | **(200)** | **(100)** | **100** | **200** | **300** |
|---|---|---|---|---|---|
| $97,992 | $63,425 | $32,021 | $(32,609) | $(64,855) | $(96,347) |

## Financial Statements and Supplementary Data
## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coventry Health Care, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Coventry Health Care, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.

*Ernst & Young LLP*

ERNST & YOUNG LLP
Baltimore, Maryland
March 3, 2006

## Coventry Health Care, Inc. and Subsidiaries Consolidated Balance Sheets

*(in thousands)*

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 391,646** | $ 417,636 |
| Short-term investments | **545,615** | 349,722 |
| Accounts receivable, net of allowance of $3,583 and $875 as of December 31, 2005 and 2004, respectively | **228,028** | 104,924 |
| Other receivables, net | **76,462** | 47,070 |
| Deferred income taxes | **57,666** | 37,368 |
| Other current assets | **26,285** | 16,307 |
| Total current assets | **1,325,702** | 973,027 |
| Long-term investments | **1,125,632** | 960,379 |
| Property and equipment, net | **351,427** | 32,193 |
| Goodwill | **1,612,390** | 280,615 |
| Other intangible assets, net | **419,352** | 38,491 |
| Other long-term assets | **60,669** | 55,895 |
| Total assets | **$4,895,172** | $2,340,600 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Medical liabilities | **$ 752,774** | $ 660,475 |
| Accounts payable and other accrued liabilities | **442,785** | 211,809 |
| Deferred revenue | **64,668** | 59,536 |
| Current portion of long-term debt | **10,000** | — |
| Total current liabilities | **1,270,227** | 931,820 |
| Long-term debt | **760,500** | 170,500 |
| Other long-term liabilities | **309,742** | 25,854 |
| Total liabilities | **2,340,469** | 1,128,174 |
| Stockholders' equity: | | |
| Common stock, $.01 par value; 200,000 authorized 186,253 issued and 162,717 outstanding in 2005 159,205 issued and 135,318 outstanding in 2004 | **1,863** | 1,592 |
| Treasury stock, at cost; 23,536 in 2005; 23,887 in 2004 | **(299,001)** | (291,054) |
| Additional paid-in capital | **1,468,176** | 608,117 |
| Accumulated other comprehensive (loss) income | **(3,743)** | 8,002 |
| Retained earnings | **1,387,408** | 885,769 |
| Total stockholders' equity | **2,554,703** | 1,212,426 |
| Total liabilities and stockholders' equity | **$4,895,172** | $2,340,600 |

See accompanying notes to the consolidated financial statements.

# Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Operations

*(in thousands, except per share data)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Operating revenues: | | | |
| Managed care premiums | **$5,728,162** | $5,198,599 | $4,442,445 |
| Management services | **883,084** | 113,370 | 92,698 |
| Total operating revenues | **6,611,246** | 5,311,969 | 4,535,143 |
| Operating expenses: | | | |
| Medical costs | **4,550,871** | 4,185,895 | 3,607,289 |
| Selling, general and administrative | **1,182,381** | 611,801 | 543,478 |
| Depreciation and amortization | **86,176** | 17,602 | 18,179 |
| Total operating expenses | **5,819,428** | 4,815,298 | 4,168,946 |
| Operating earnings | **791,818** | 496,671 | 366,197 |
| *Senior notes interest and amortization expense* | **58,414** | 14,301 | 15,051 |
| Other income, net | **66,021** | 44,621 | 41,918 |
| Earnings before income taxes | **799,425** | 526,991 | 393,064 |
| Provision for income taxes | **297,786** | 189,874 | 142,919 |
| Net earnings | **$ 501,639** | $ 337,117 | $ 250,145 |
| Net earnings per share: | | | |
| Basic earnings per share | **$ 3.18** | $ 2.55 | $ 1.89 |
| Diluted earnings per share | **$ 3.10** | $ 2.48 | $ 1.83 |
| Weighted average common shares outstanding: | | | |
| Basic | **157,965** | 132,188 | 132,170 |
| *Effect of dilutive options and restricted stock* | **3,751** | 3,696 | 3,978 |
| Diluted | **161,716** | 135,884 | 136,148 |

See accompanying notes to the consolidated financial statements.

# Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2005, 2004 and 2003
*(in thousands)*

| | Common Stock | Treasury Stock, at Cost | Additional Paid-In Capital | Other Comprehensive Income Accumulated (Loss) | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2002** | $1,541 | $(205,644) | $ 529,466 | $ 22,167 | $ 298,507 | $ 646,037 |
| Comprehensive income: | | | | | | |
| Net earnings | | | | | 250,145 | 250,145 |
| Other comprehensive income: | | | | | | |
| Holding loss, net | | | | (5,199) | | |
| Reclassification adjustment | | | | (95) | | |
| | | | | | | (5,294) |
| Deferred tax effect | | | | 965 | | 965 |
| Comprehensive income | | | | | | 245,816 |
| Issuance of common stock, including exercise of options and warrants | 31 | 1,370 | 17,211 | | | 18,612 |
| Tax benefit of stock options exercised | | | 18,533 | | | 18,533 |
| **Balance, December 31, 2003** | 1,572 | (204,274) | 565,210 | 17,838 | 548,652 | 928,998 |
| Comprehensive income: | | | | | | |
| Net earnings | | | | | 337,117 | 337,117 |
| Other comprehensive income: | | | | | | |
| Holding loss, net | | | | (15,424) | | |
| Reclassification adjustment | | | | (576) | | |
| | | | | | | (16,000) |
| Deferred tax effect | | | | 6,164 | | 6,164 |
| Comprehensive income | | | | | | 327,281 |
| Issuance (purchase) of common stock, including exercise of options and warrants | 20 | (86,780) | 21,458 | | | (65,302) |
| Tax benefit of stock options exercised | | | 21,449 | | | 21,449 |
| **Balance, December 31, 2004** | 1,592 | (291,054) | 608,117 | 8,002 | 885,769 | 1,212,426 |
| Comprehensive income: | | | | | | |
| Net earnings | | | | | 501,639 | 501,639 |
| Other comprehensive income: | | | | | | |
| Holding loss, net | | | | (17,413) | | |
| Reclassification adjustment | | | | (2,019) | | |
| | | | | | | (19,432) |
| Deferred tax effect | | | | 7,687 | | 7,687 |
| Comprehensive income | | | | | | 489,894 |
| Issuance of stock related to First Health acquisition | 247 | | 783,943 | | | 784,190 |
| Issuance (purchase) of common stock, including exercise of options | 24 | (7,947) | 38,093 | | | 30,170 |
| Tax benefit of stock options exercised | | | 38,023 | | | 38,023 |
| **Balance, December 31, 2005** | **$1,863** | **$(299,001)** | **$1,468,176** | **$ (3,743)** | **$1,387,408** | **$2,554,703** |

See accompanying notes to the consolidated financial statements.

# Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Cash Flows

*(in thousands)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Cash flows from operating activities: | | | |
| Net earnings | **$ 501,639** | $ 337,117 | $ 250,145 |
| Adjustments to reconcile net earnings to cash provided by operating activities: | | | |
| Depreciation and amortization | **86,176** | 17,602 | 18,179 |
| Amortization of deferred compensation | **21,992** | 15,488 | 9,565 |
| Deferred income tax provision (benefit) | **15,094** | (2,319) | 8,909 |
| Amortization of deferred financing costs | **7,359** | 438 | 542 |
| Amortization of investment premiums, net | **3,399** | 13,566 | 8,971 |
| Other | **(5,147)** | 1,028 | 417 |
| Changes in assets and liabilities, net of effects of the purchase of subsidiaries: | | | |
| Accounts receivable | **(101)** | (15,158) | (14,039) |
| Other receivables | **18,450** | (1,735) | 24,427 |
| Other current assets | **6,758** | (7,414) | (90) |
| Other long-term assets | **(13,785)** | 8 | (8,879) |
| Medical liabilities | **50,531** | 63,285 | (701) |
| Accounts payable and other accrued liabilities | **105,101** | 46,782 | 20,072 |
| Interest payable | **13,919** | — | (139) |
| Deferred revenue | **(7,371)** | (14,373) | 5,638 |
| Other long-term liabilities | **455** | (410) | 99 |
| Net cash from operating activities | **804,469** | 453,905 | 323,116 |
| Cash flows from investing activities: | | | |
| Capital expenditures, net | **(71,393)** | (14,972) | (13,372) |
| Proceeds from sales of investments | **553,711** | 330,961 | 391,441 |
| Proceeds from maturities of investments | **447,422** | 290,039 | 108,231 |
| Purchases of investments and other | **(1,273,557)** | (807,985) | (686,428) |
| Payments for acquisitions, net of cash acquired | **(877,249)** | (6,852) | (60,555) |
| Net cash from investing activities | **(1,221,066)** | (208,809) | (260,683) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of stock | **24,162** | 16,184 | 15,095 |
| Payments for repurchase of stock and warrant | **(17,041)** | (96,842) | (6,049) |
| Payments for stock split | **(509)** | (133) | — |
| Proceeds from issuance of debt, net | **1,066,495** | — | — |
| Payments for the retirement of debt, net | **(682,500)** | — | (4,916) |
| Net cash from financing activities | **390,607** | (80,791) | 4,130 |
| Net change in cash and cash equivalents | **(25,990)** | 164,305 | 66,563 |
| Cash and cash equivalents at beginning of period | **417,636** | 253,331 | 186,768 |
| Cash and cash equivalents at end of period | **$ 391,646** | $ 417,636 | $ 253,331 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for interest | **$ 36,581** | $ 13,853 | $ 14,212 |
| Income taxes paid, net | **$ 221,727** | $ 150,311 | $ 101,682 |
| Non-cash item—Tax benefit of stock awards | **$ 38,023** | $ 21,449 | $ 18,533 |

See accompanying notes to the consolidated financial statements.

## A. Organization and Summary of Significant Accounting Policies

Coventry Health Care, Inc. (together with its subsidiaries, the "Company" or "Coventry") is a national managed health care company based in Bethesda, Maryland operating health plans, insurance companies, network rental/managed care services companies, and workers' compensation services companies. The Company provides a full range of risk and fee-based managed care products and services, including HMO, PPO, POS, Medicare Advantage, Medicare Prescription Drug Plans, Medicaid, Workers' Compensation and Network Rental to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators in all 50 states as well as the District of Columbia and Puerto Rico.

Since the Company began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company ("CH&L"), the Company has grown substantially through acquisitions. The table below lists all of the Company's acquisitions. See Note B to consolidated financial statements for additional information on the most recent acquisitions.

| Acquisition | Markets | Type of Business | Year Acquired |
|---|---|---|---|
| American Service Company entities | Multiple Markets | Multiple Products | 1987 |
| HealthAmerica Pennsylvania, Inc. | Pennsylvania | HMO | 1988 |
| Group Health Plan, Inc. | Missouri | HMO | 1990 |
| Southern Health Services, Inc. | Virginia | HMO | 1994 |
| HealthCare USA, Inc. | Multiple Markets | Medicaid | 1995 |
| Principal Health Care, Inc. | Multiple Markets | HMO | 1998 |
| Carelink Health Plans | West Virginia | HMO | 1999 |
| Kaiser Foundation Health Plan of North Carolina | North Carolina | HMO | 1999 |
| PrimeONE, Inc. | West Virginia | HMO | 2000 |
| Maxicare Louisiana, Inc. | Louisiana | HMO | 2000 |
| WellPath Community Health Plans | North Carolina | HMO | 2000 |
| Prudential Health Care Plan, Inc. | Missouri | Medicaid | 2000 |
| Blue Ridge Health Alliance, Inc. | Virginia | HMO | 2001 |
| Health Partners of the Midwest | Missouri | HMO | 2001 |
| Kaiser Foundation Health Plan of Kansas City, Inc. | Kansas | HMO | 2001 |
| NewAlliance Health Plan, Inc. | Pennsylvania | HMO | 2002 |
| Mid-America Health Partners, Inc. | Kansas | HMO | 2002 |
| PersonalCare Health Management, Inc. | Illinois | HMO | 2003 |
| Altius Health Plans, Inc. | Utah | HMO | 2003 |
| OmniCare Health Plan | Michigan | Medicaid | 2004 |
| First Health Group Corp. | Multiple Markets | Multiple Products | 2005 |

### Significant Accounting Policies

*Basis of Presentation*—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries, all of which are 100% owned. All significant inter-company transactions have been eliminated.

*Use of Estimates*—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

*Stock Split*—On August 31, 2005, the Company's Board of Directors approved a three-for-two stock split of the Company's common stock. The stock split, in the form of a stock dividend, was distributed October 17, 2005 for stockholders of record on October 3, 2005. The stock split is reflected retroactively in the Company's consolidated financial statements and notes thereto for all periods presented.

*Significant Customers*—The Company's commercial business is diversified across a large customer base and there are no commercial groups that make up 10% or more of Coventry's managed care premiums. The Company received 11.8%, 10.9% and 10.8% of its managed care premiums for the years ended December 31, 2005, 2004 and 2003, respectively, from the federal Medicare program throughout its various markets. The Company also received 13.2%, 11.7% and 11.8% of its managed care premiums for the years ended December 31, 2005, 2004 and 2003, respectively, from its state-sponsored Medicaid programs throughout its various markets. For the year ended December 31, 2005, the State of Missouri accounted for half the Company's Medicaid premiums. The Company received 22.1% of its management services revenue from a single customer, Mail Handlers Benefit Plan for the year ended December 31, 2005.

*Cash and Cash Equivalents*—Cash and cash equivalents consist principally of money market funds, commercial paper and certificates of deposit. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

*Investments*—The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115—"Accounting for Certain Investments in Debt and Equity Securities" and in accordance with FASB Staff Position Number FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Company invests primarily in fixed income securities and classifies all of its investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence is reviewed at the individual security level and includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of corporate bonds, U.S. Treasury notes and commercial paper. Long-term investments have original maturities in excess of one year and primarily consist of fixed income securities.

*Other Receivables*—Other receivables include interest receivables, pharmacy rebate receivables, Office of Personnel Management ("OPM") receivables, receivables from providers and suppliers and any other receivables that do not relate to premiums.

*Property and Equipment*—Property, equipment and leasehold improvements are recorded at cost. In accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the cost of internally developed software is capitalized and included in property and equipment. We capitalize costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

*Long-term Assets*—Long-term assets primarily include assets associated with the Supplemental Executive Retirement Plan ("SERP"), senior note issuance costs and reinsurance recoveries. The reinsurance recoveries were obtained with the acquisition of First Health Group Corp. ("First Health") and are related to certain life insurance receivables from a third party insurer for liabilities that have been ceded to that third party insurer.

*Business Combinations, Accounting for Goodwill and Other Intangibles*—The Company accounts for business combinations, goodwill and other intangibles in accordance with SFAS No. 141—"Business Combinations," SFAS No. 142—"Goodwill and Other Intangible Assets" and SFAS No. 144—"Accounting for the Impairment or Disposal of Long-Lived Assets." Acquired intangible assets are separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. An intangible asset that is subject to amortization shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. The Company considers multiple approaches to identifying the fair value of its goodwill and other intangible assets. Those approaches include the market approach, the market capitalization approach, the income approach and the cost approach.

The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on market value of the Company's total shares outstanding. The income approach is based on the present value of expected future cash flows. The cost approach is based on the cost to reconstruct or replace an asset with another of like utility. As impairment charges occur, write-down charges will be recorded in the period in which the impairment took place. See Note C to consolidated financial statements for disclosure related to intangible assets.

*Medical Liabilities and Expense*—Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics and other related information. In determining medical liabilities, the Company employs standard actuarial reserve methods that are specific to each market's membership, product characteristics, geographic territories and provider network. The Company also considers utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

The following table shows the components of the change in medical liabilities for the years ended December 31, 2005, 2004 and 2003, respectively:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Medical liabilities, beginning of period** | **$ 660,475** | $ 597,190 | $ 558,599 |
| Acquisitions[1] | **41,895** | — | 38,828 |
| Reported Medical Costs | | | |
| Current year | **4,672,009** | 4,257,942 | 3,693,821 |
| Prior year developments | **(121,138)** | (72,047) | (86,532) |
| Total reported medical costs | **4,550,871** | 4,185,895 | 3,607,289 |
| Claim Payments | | | |
| Payments for current year | **4,030,685** | 3,691,092 | 3,235,902 |
| Payments for prior year | **469,782** | 431,518 | 371,624 |
| Total claim payments | **4,500,467** | 4,122,610 | 3,607,526 |
| **Medical liabilities, end of period** | **$ 752,774** | $ 660,475 | $ 597,190 |
| **Supplemental Information:** | | | |
| Prior year development[2] | **2.9%** | 2.0% | 3.0% |
| Current year paid percent[3] | **86.3%** | 86.7% | 87.6% |

*[1]Acquisition balances represent medical liabilities of the acquired company as of the applicable acquisition date.*

*[2]Prior year reported medical costs in the current year as a percentage of prior year reported medical costs.*

*[3]Current year claim payments as a percentage of current year reported medical costs.*

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable changes from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends.

*Other Long-term Liabilities*—Other long-term liabilities consist primarily of liabilities associated with the SERP and the deferred tax liabilities associated with intangible assets and a limited partnership investment.

*Comprehensive Income*—Comprehensive income includes net income and the unrealized net gains and losses on investment securities. Other comprehensive income is net of reclassification adjustments to adjust for items currently included in net income, such as realized gains and losses on investment securities. The deferred tax benefit for unrealized holding losses arising from investment securities during the years ended December 31, 2005, 2004 and 2003 was $6.9 million, $6.0 million and $1.0 million, respectively. The deferred tax benefit for reclassification adjustments for gains included in net income on investment securities during the years ended December 31, 2005, 2004 and 2003 was $0.8 million, $0.2 million and $0.02 million, respectively.

*Revenue Recognition*—Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on a per subscriber contract rate and the subscribers in the Company's records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. The Company also receives premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and such reconciliations could result in adjustments to revenue. The Company also receives premium payments on a monthly basis from the state Medicaid programs with which we contract for the Medicaid members for whom we provide health coverage. Membership and category eligibility are periodically reconciled with the state Medicaid programs and such reconciliations could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or by the Company upon 30 days notice.

Management services revenue is generally a fixed administrative fee, provided on a predetermined contractual basis or on a percentage-of-savings basis, for access to our health care provider networks and health care management services, for which we do not assume underwriting risk. Percentage of savings revenue is determined using the difference between charges billed by contracted medical providers and the contracted reimbursement rates for the services billed and is recognized based on claims processed. The management services we provide typically include health care provider network management, clinical management, pharmacy benefit management ("PBM"), bill review, claims repricing, fiscal agent services (generally for state entitlement programs), claims processing, utilization review and quality assurance.

The Company enters into performance guarantees with employer groups where it pledges to meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone on-hold time, etc. The Company also enters into financial guarantees which can take various forms including, among others, achieving an annual aggregate savings threshold, achieving a targeted level of savings per-member, per-month or achieving overall network penetration in defined demographic markets. For each guarantee, the Company estimates and records performance based revenue after considering the relevant contractual terms and the data available for the performance based revenue calculation. Pro-rata performance based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts.

Revenue for pharmacy benefit management services in both the Group Health and Medicaid/Public sectors is derived on a pre-negotiated contractual amount per claim. Revenue is recorded when a pharmacy transaction is processed by the Company. The Company does not record any revenue or expense related to the sale of pharmaceuticals. In the Group Health business, revenue associated with pharmacy rebates is recorded based on the contractual rebates received from the formulary less the pre-negotiated rebates paid to clients. No rebate revenue is collected or recorded related to the Company's Medicaid/Public business.

Based on information received subsequent to premium billings being sent, historical trends, bad debt write-offs and the collectibility of specific accounts, the Company estimates, on a monthly basis, the amount of bad debt and future retroactivity and adjusts its revenue and reserves accordingly.

Premiums for services to federal employee groups are subject to audit and review by the OPM on a periodic basis. Such audits are usually a number of years in arrears. Adjustments are recorded as additional information regarding the audits and reviews becomes available. Any differences between actual results and estimates are recorded in the period the audits are finalized.

*Stock-based Compensation*—The Company accounts for stock-based compensation to employees under Accounting Principles Board ("APB") No. 25—"Accounting for Stock Issued to Employees," and complies with the disclosure requirements for SFAS No. 123—"Accounting for Stock-Based Compensation" and SFAS No. 148—"Accounting for Stock-Based Compensation—Transition and Disclosure." Had stock-based compensation cost been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share ("EPS") would have been reduced to the following pro-forma amounts (in thousands, except per share data):

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Net earnings, as reported | **$501,639** | $337,117 | $250,145 |
| Add: Stock-based employee compensation expense included in reported net earnings, net of tax | **13,635** | 9,603 | 6,169 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax | **(29,033)** | (18,383) | (11,170) |
| Net earnings, pro-forma | **$486,241** | $328,337 | $245,144 |
| EPS, basic—as reported | **$ 3.18** | $ 2.55 | $ 1.89 |
| EPS, basic—pro forma | **$ 3.08** | $ 2.48 | $ 1.85 |
| EPS, diluted—as reported | **$ 3.10** | $ 2.48 | $ 1.84 |
| EPS, diluted—pro forma | **$ 3.02** | $ 2.42 | $ 1.80 |

The fair value of the stock options included in the pro-forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | **2005** | **2004** | **2003** |
|---|---|---|---|
| Dividend yield | **0%** | 0% | 0% |
| Expected volatility | **32%** | 41% | 42% |
| Risk-free interest rate | **3.8%** | 3.9% | 2.4% |
| Expected life | **4.2 years** | 5.0 years | 5.2 years |

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

In April 2005, the Securities and Exchange Commission issued a rule that amends the compliance date for SFAS No. 123(R). The rule allows the Company to delay the implementation of SFAS No. 123(R) until January 1, 2006. The Company adopted SFAS No. 123(R) on January 1, 2006 using the modified-prospective method.

Under the modified-prospective method, compensation cost is recognized beginning on the adoption date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

As permitted by SFAS No. 123, the Company accounted for share-based payments to employees using APB No. 25's intrinsic value method through December 31, 2005 and, as such, has recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have an effect on its results of operations, although it will have no material effect on its overall financial position. The effect of adoption of SFAS No. 123(R) will depend on the value and levels of share-based payments granted in the future. However, assuming share-based payments are granted in 2006 at values and levels granted in 2005, the Company expects the earnings per share effect of adopting SFAS No. 123(R) to be a $0.13 to $0.14 reduction for the full year of 2006.

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company can not estimate what those amounts will be in the future (as it is dependent upon, among other things, when employees exercise stock options), the amounts of operating cash flows that were recognized in prior periods for such excess tax benefits were $38.0 million, $21.4 million, and $18.5 million in 2005, 2004 and 2003, respectively.

See Note G to consolidated financial statements for disclosure related to stock-based compensation.

*Contract Acquisition Costs*—Costs related to the acquisition of customer contracts, such as commissions paid to outside brokers, are expensed as incurred.

*Income Taxes*—The Company files a consolidated federal tax return for the Company and its subsidiaries. The Company accounts for income taxes in accordance with SFAS No. 109—"Accounting for Income Taxes." The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. See Note F to consolidated financial statements for disclosures related to income taxes.

*Earnings Per Share*—Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of all options and warrants and the vesting of all restricted stock using the treasury stock method. During the years ended December 31, 2005, 2004 and 2003, options to purchase 0.2 million, 1.1 million and 0.4 million shares, respectively, were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average price of the common shares for the period.

## B. Acquisitions

During the three years ended December 31, 2005, the Company completed several business combinations and membership purchases. The Company's business combinations are all accounted for using the purchase method of accounting and, accordingly, the operating results of each acquisition have been included in the Company's consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. The purchase price of the Company's membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of ten to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2005. The purchase price of each business combination includes the payment for net worth and estimated transition costs. The purchase price, inclusive of all retroactive balance sheet settlements to date and transition cost adjustments, is presented below (in millions):

| | Effective Date | Market | Purchase Price |
|---|---|---|---|
| **Business Combinations** | | | |
| PersonalCare Health Management, Inc. ("PersonalCare") | February 1, 2003 | Illinois | $ 21 |
| Altius Health Plans Inc. ("Altius") | September 1, 2003 | Utah | $ 46 |
| First Health Group Corp. ("First Health") | January 28, 2005 | Multiple Markets | $1,695 |
| **Membership Purchases** | | | |
| OmniCare Health Plan ("OmniCare") | October 1, 2004 | Michigan | $ 13 |

Effective January 28, 2005, the Company completed the acquisition of First Health. First Health is a full service national health benefits services company that serves the group health, workers' compensation and state public program markets. The Company believes the combination of Coventry and First Health creates a leading health benefits company with the size, scale and product breadth to be a market leader with significant growth opportunities. The Company paid a premium (i.e., goodwill) over the fair value of the net tangible and identifiable intangible assets acquired for a number of reasons, including but not limited to:

- significantly expands the Company's geographic presence;
- diversifies the Company's product offerings and client base; and
- significantly increases the Company's fee-based, non-regulated cash flows

Each outstanding share of First Health common stock was converted into a right to receive $9.375 cash and 0.2687 shares of Coventry common stock. As a result of the merger, the Company paid $863.1 million in cash and issued approximately 24.7 million shares of its common stock to stockholders of First Health. A value of $784.2 million was assigned to the shares issued based on the average closing price of Coventry common stock for the two days before, the day of and the two days after the acquisition announcement date of October 14, 2004.

The total purchase price, including estimated transition costs, for First Health of $1.7 billion was allocated to the assets, including identifiable intangible assets and liabilities based on estimated fair values. The estimated transition costs of $46.4 million include estimated costs for involuntary employee termination of $25.6 million, of which $14.5 million has been paid, estimated costs for exiting certain leased building space of $10.0 million, of which $2.1 million has been paid, and other transition cost accruals of which substantially all has been paid. Deferred tax liabilities associated with the acquisition were $177.0 million. The following table lists the assigned value of the intangible assets as of the acquisition date (in millions) and the associated amortization period:

| | Estimated Fair Value | Amortization Period (Yrs) |
|---|---|---|
| Goodwill | $1,331.9 | |
| Unamortized tradename | 85.8 | |
| Customer lists | 272.5 | 10 |
| Provider network | 52.5 | 20 |
| Amortized tradename | 1.2 | 4 |
| Total intangible assets | $1,743.9 | |

The Company has allocated the excess purchase price over the fair value of the net assets acquired of approximately $1.3 billion to goodwill. The acquired goodwill is not deductible for income tax purposes. The intangible assets acquired, which are subject to amortization, consist of customer lists, tradenames, and a provider network and have a weighted-average useful life of approximately 10.8 years. The following table lists the Company's estimate of the fair value of the tangible assets and liabilities as of the acquisition date (in millions):

| | |
|---|---|
| Cash, cash equivalents, investments | $ 170.8 |
| Property, equipment, capitalized software, other assets | 493.7 |
| Medical costs payable | (41.8) |
| Other current liabilities | (148.9) |
| Long-term debt | (200.0) |
| Other long-term liabilities | (145.5) |
| Net tangible assets acquired | $ 128.3 |

The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of First Health have been included in the Company's consolidated financial statements since January 28, 2005, the date of acquisition. The following unaudited pro forma condensed consolidated results of operations assumes the First Health acquisition occurred on January 1, 2005 and 2004 (in millions, except per share data):

| | **Year Ended December 31,** | |
|---|---|---|
| *(Proforma unaudited)* | **2005** | **2004** |
| Operating revenues | **$6,674.6** | $6,192.7 |
| Net earnings | **$ 507.9** | $ 428.5 |
| Earnings per share, basic | **$ 3.18** | $ 2.73 |
| Earnings per share, diluted | **$ 3.11** | $ 2.67 |

The pro forma amounts represent historical operating results of the Company and First Health and include the pro forma effect of Coventry shares issued in the acquisition, the amortization of finite lived intangible assets arising from the purchase price allocation, interest expense related to financing the acquisition and the associated income tax effects of the pro forma adjustments. The 2004 pro forma amounts assume that debt pay down and debt cost write-offs related to debt refinancing would have occurred at the same period in 2004 as they occurred in 2005. The pro forma amounts exclude material, nonrecurring items including the expense related to the purchase of outstanding options of $27.2 million net of tax. The pro forma amounts are presented for comparison purposes and are not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the periods presented nor are they necessarily indicative of operating results in future periods.

## C. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of costs in excess of the fair value of the net tangible assets of subsidiaries or operations acquired through December 31, 2005.

### Goodwill

The Company has completed its impairment test of goodwill and has determined that there was no impairment of goodwill as of October 1, 2005, the Company's annual impairment test date. The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were as follows (in thousands):

| | **Health Plans** | **First Health** | **Total** |
|---|---|---|---|
| Balance, December 31, 2003 | $281,183 | $ — | $ 281,183 |
| Transition cost adjustments | (568) | — | (568) |
| Impairment loss | — | — | — |
| Balance, December 31, 2004 | 280,615 | — | 280,615 |
| Acquisition of First Health | — | 1,331,941 | 1,331,941 |
| Transition cost adjustments | (166) | — | (166) |
| Impairment loss | — | — | — |
| **Balance, December 31, 2005** | **$280,449** | **$1,331,941** | **$1,612,390** |

### Other Intangible Assets

The other intangible asset balances are as follows (in thousands):

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Amortization Period |
|---|---|---|---|---|
| **As of December 31, 2005** | | | | |
| Amortized other intangible assets: | | | | |
| Customer Lists | **$309,080** | **$34,598** | **$274,482** | **10–15 Years** |
| HMO Licenses | **12,600** | **4,649** | **7,951** | **15–20 Years** |
| Provider Network | **52,500** | **2,406** | **50,094** | **20 Years** |
| Trade Name | **1,200** | **275** | **925** | **4 Years** |
| Total amortized other intangible assets | **$375,380** | **$41,928** | **$333,452** | |
| Unamortized other intangible assets: | | | | |
| Trade Names | **$ 85,900** | **$ —** | **$ 85,900** | **—** |
| Total unamortized other intangible assets | **$ 85,900** | **$ —** | **$ 85,900** | |
| Total other intangible assets | **$461,280** | **$41,928** | **$419,352** | |
| **As of December 31, 2004** | | | | |
| Amortized other intangible assets: | | | | |
| Customer Lists | $ 36,647 | $ 6,849 | $ 29,798 | 10–15 Years |
| HMO Licenses | 12,600 | 4,007 | 8,593 | 15–20 Years |
| Total amortized other intangible assets | $ 49,247 | $10,856 | $ 38,391 | |
| Unamortized other intangible assets: | | | | |
| Trade Names | $ 100 | $ — | $ 100 | — |
| Total unamortized other intangible assets | $ 100 | $ — | $ 100 | |
| Total other intangible assets | $ 49,347 | $10,856 | $ 38,491 | |

Other intangible amortization expense for the years ended December 31, 2005, 2004 and 2003 was $31.1 million, $2.7 million and $2.5 million, respectively. The increase in other intangible assets and the related amortization is a result of the other intangible assets obtained with the acquisition of First Health. Estimated intangible amortization expense is $32.8 million for the years ending December 31, 2006 through 2008, $32.4 million for the year ending December 31, 2009 and $32.2 million for the year ending December 31, 2010. The weighted-average amortization period is approximately 11 years for other intangible assets.

### D. Property and Equipment

Property and equipment is comprised of the following (in thousands):

| | December 31, 2005 | December 31, 2004 | Depreciation Period |
|---|---|---|---|
| Land | **$ 23,864** | $ 350 | — |
| Buildings and leasehold improvements | **115,691** | 12,418 | 5–40 Years |
| Developed software | **131,140** | — | 1–9 Years |
| Equipment | **217,898** | 108,944 | 3-7 Years |
| Sub-total | **488,593** | 121,712 | |
| Less accumulated depreciation and amortization | **(137,166)** | (89,519) | |
| Property and equipment, net | **$ 351,427** | $ 32,193 | |

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $55.1 million, $14.9 million and $15.6 million, respectively. Included in the depreciation expense for the year ended December 31, 2005 is $13.1 million of expense for developed software. The increase in property and equipment and the related depreciation expense is a result of the property and equipment obtained with the acquisition of First Health.

## E. Investments

The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses, except for those determined to be other-than-temporary impairments, as other comprehensive income (loss) in the stockholders' equity section of its consolidated balance sheets.

The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 2005 and 2004 (in thousands):

| | Amortized Cost | Unrealized Gain | Unrealized Loss | Fair Value |
|---|---|---|---|---|
| **As of December 31, 2005** | | | | |
| State and municipal bonds | **$ 502,166** | **$ 3,811** | **$ (3,585)** | **$ 502,392** |
| US Treasury & agency securities | **125,231** | **271** | **(1,073)** | **124,429** |
| Mortgage-backed securities | **183,989** | **384** | **(2,832)** | **181,541** |
| Asset-backed securities | **78,203** | **439** | **(951)** | **77,691** |
| Corporate debt and other securities | **736,342** | **1,411** | **(4,233)** | **733,520** |
| | **$1,625,931** | **$ 6,316** | **$(12,674)** | **$1,619,573** |
| Equity investment | | | | **51,674** |
| | | | | **$1,671,247** |
| **As of December 31, 2004** | | | | |
| State and municipal bonds | $ 361,969 | $ 8,095 | $ (778) | $ 369,286 |
| US Treasury & agency securities | 130,715 | 1,363 | (392) | 131,686 |
| Mortgage-backed securities | 137,511 | 1,528 | (418) | 138,621 |
| Asset-backed securities | 61,165 | 974 | (314) | 61,825 |
| Corporate debt and other securities | 605,667 | 5,307 | (2,291) | 608,683 |
| | $1,297,027 | $17,267 | $ (4,193) | $1,310,101 |

The amortized cost and estimated fair value of short-term and long-term investments by contractual maturity were as follows at December 31, 2005 and December 31, 2004 (in thousands):

| | Amortized Cost | Fair Value |
|---|---|---|
| **As of December 31, 2005** | | |
| Maturities: | | |
| Within 1 year | **$ 625,864** | **$ 625,481** |
| 1 to 5 years | **405,591** | **401,310** |
| 5 to 10 years | **256,240** | **256,752** |
| Over 10 years | **338,236** | **336,030** |
| Total | **$1,625,931** | **$1,619,573** |
| Equity investment | | **51,674** |
| Total short-term and long-term securities | | **$1,671,247** |
| **As of December 31, 2004** | | |
| Maturities: | | |
| Within 1 year | $ 409,960 | $ 409,792 |
| 1 to 5 years | 463,727 | 468,624 |
| 5 to 10 years | 234,421 | 240,220 |
| Over 10 years | 188,919 | 191,465 |
| Total short-term and long-term securities | $1,297,027 | $1,310,101 |

Gross investment gains of $3.0 million and gross investment losses of $1.1 million were realized on sales of investments for the year ended December 31, 2005. This compares to gross investment gains of $2.0 million and gross investment losses of $1.3 million on these sales for the year ended December 31, 2004, and gross investment gains of $2.2 million and gross investment losses of $1.5 million on these sales for the year ended December 31, 2003.

The following table shows the Company's investments' gross unrealized losses and fair value, at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| **Description of Securities** | **Fair Value** | **Unrealized Losses** | **Fair Value** | **Unrealized Losses** | **Fair Value** | **Unrealized Losses** |
| State and municipal bonds | $173,544 | $(1,847) | $ 70,857 | $(1,738) | $244,401 | $ (3,585) |
| US Treasury & agency securities | 54,273 | (487) | 31,989 | (586) | 86,262 | (1,073) |
| Mortgage-backed securities | 102,427 | (1,559) | 45,034 | (1,273) | 147,461 | (2,832) |
| Asset-backed securities | 25,915 | (412) | 20,600 | (539) | 46,515 | (951) |
| Corporate debt and other securities | 151,712 | (1,027) | 102,616 | (3,206) | 254,328 | (4,233) |
| Total | $507,871 | $(5,332) | $271,096 | $(7,342) | $778,967 | $(12,674) |

The unrealized loss reflected on each category of the Company's investments is almost exclusively the result of interest rate increases subsequent to the purchase of the investments and not deteriorating credit quality. The Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity. As a result, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2005. At December 31, 2005, the number of investment positions in an unrealized loss position was approximately 1,200.

Through its acquisition of First Health, the Company acquired eight separate investments (tranches) in a limited liability company that invests in equipment that is leased to third parties. The total investment as of December 31, 2005 was $51.7 million and is accounted for using the equity method. The Company's proportionate share of the partnership's income since the date of the acquisition was $4.6 million and is included in other income. The Company has between a 20% and 25% interest in the limited partners share of each individual tranche of the partnership (approximately 10% of the total partnership).

## F. Income Taxes

At December 31, 2005, the Company had approximately $90 million of federal and $181 million of state tax net operating loss carryforwards. The net operating losses were primarily acquired through various acquisitions. The net operating loss carryforwards can be used to reduce future taxable income until they expire through the year 2025.

The provision for income taxes consists of the following (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Current provision: | | | |
| Federal | **$245,304** | $175,671 | $124,821 |
| State | **37,388** | 16,522 | 9,189 |
| Deferred provision (benefit): | | | |
| Federal | **17,815** | (3,908) | 7,026 |
| State | **(2,721)** | 1,589 | 1,883 |
| | **$297,786** | $189,874 | $142,919 |

The Company's effective tax rate differs from the federal statutory rate of 35% as a result of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Statutory federal tax rate | **35.00%** | 35.00% | 35.00% |
| Effect of: | | | |
| State income taxes, net of federal taxes | **2.85%** | 2.48% | 2.34% |
| Release of state NOL valuation allowance | **0.00%** | (0.16%) | (0.61%) |
| Tax exempt interest income | **(0.59%)** | (0.76%) | (0.93%) |
| Remuneration disallowed | **0.17%** | 0.49% | 0.92% |
| Other | **(0.18%)** | (1.02%) | (0.36%) |
| Income tax provision | **37.25%** | 36.03% | 36.36% |

The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below (in thousands):

| | December 31, | |
|---|---|---|
| | **2005** | **2004** |
| Deferred tax assets: | | |
| Deferred revenue | **$ 3,901** | $ 4,426 |
| Medical liabilities | **6,868** | 7,181 |
| Accounts receivable | **6,286** | 92 |
| Deferred compensation | **27,086** | 21,052 |
| Other accrued liabilities | **38,400** | 20,328 |
| Other assets | **3,662** | 4,555 |
| Net operating loss carryforwards | **21,751** | 22,637 |
| Gross deferred tax assets | **107,954** | 80,271 |
| Deferred tax liabilities: | | |
| Other liabilities | **$ (17,771)** | $ (5,213) |
| Intangibles | **(132,797)** | (4,310) |
| Developed software | **(22,192)** | — |
| Limited partnership investment | **(79,361)** | — |
| Unrealized gain on securities | **(2,615)** | (5,161) |
| Gross deferred tax liabilities | **(254,736)** | (14,684) |
| Net deferred tax (liability) asset[1] | **$(146,782)** | $ 65,587 |

*[1] Includes $57.7 million and $37.4 million classified as current assets at December 31, 2005 and 2004, respectively, and ($204.5) million and $28.2 million classified as noncurrent (liabilities) assets at December 31, 2005 and 2004, respectively.*

## G. Employee Benefit Plans

### Stock-Based Compensation

As of December 31, 2005, the Company had one stock incentive plan, the Amended and Restated 2004 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock were authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock-based awards.

The Stock Incentive Plan is authorized to grant either incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards at the discretion of the Compensation and Benefits Committee of the Board of Directors. Shares available for issuance under the Stock Incentive Plan were 3.5 million and 7.1 million as of December 31, 2005 and 2004, respectively.

### *Stock Options*

Under the Stock Incentive Plan, the terms and conditions of option grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the fair value of the underlying stock at the date of grant. Options generally become exercisable after one year in 25% increments per year and expire ten years from the date of grant. At December 31, 2005, the Stock Incentive Plan had outstanding options representing 10.5 million shares of common stock.

Transactions with respect to stock options granted under the Stock Incentive Plan for the three years ended December 31, 2005 were as follows (shares in thousands):

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | **9,835** | **$19.41** | 8,030 | $10.24 | 8,553 | $ 5.43 |
| Granted | **3,166** | **$47.08** | 4,026 | $32.09 | 2,814 | $18.91 |
| Exercised | **(2,200)** | **$ 9.53** | (1,961) | $ 7.71 | (3,072) | $ 4.74 |
| Cancelled | **(290)** | **$28.72** | (260) | $21.01 | (265) | $10.81 |
| Outstanding at end of year | **10,511** | **$29.52** | 9,835 | $19.41 | 8,030 | $10.24 |
| Exercisable at end of year | **3,366** | **$15.19** | 3,423 | $ 6.47 | 4,088 | $ 4.57 |

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 12/31/2005 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Prices | Number Exercisable at 12/31/2005 | Weighted Average Exercise Price |
| $ 2.22–$19.30 | **3,485** | 5.6 | $11.62 | **2,407** | $ 8.72 |
| $19.91–$31.80 | **573** | 8.4 | $26.13 | **157** | $25.23 |
| $32.46–$32.46 | **3,160** | 8.5 | $32.46 | **758** | $32.46 |
| $32.60–$60.16 | **3,293** | 9.4 | $46.22 | **44** | $34.72 |
| $ 2.22–$60.16 | **10,511** | 7.8 | $29.52 | **3,366** | $15.19 |

The weighted-average grant date fair values for options granted in 2005, 2004 and 2003 were $14.96, $13.38 and $7.13, respectively.

### *Restricted Stock Awards*

During 2005, the Company awarded 790,500 shares of restricted stock. The weighted average fair value, at the measurement date, of the restricted stock awards was $47.74. The fair value of the restricted shares is amortized over various vesting periods through 2009. The Company recorded compensation expense related to restricted stock grants, including restricted stock granted in prior periods of approximately $21.9 million, $15.5 million and $9.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. The deferred portion of the restricted stock is reported as a reduction to additional paid in capital and was $55.6 million at December 31, 2005.

### Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan, implemented in 1994, allows substantially all employees who meet length of service requirements to set aside a portion of their salary for the purchase of the Company's common stock. At the end of each plan year, the Company issues the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the end of the plan year or the average stock price, as defined in the plan. The Company issued 86,800, 38,900 and 38,600 shares in 2005, 2004 and 2003, respectively. Effective January 1, 2006, the Company terminated the Employee Stock Purchase Plan.

## Employee Retirement Plans

As of December 31, 2005, the Company had three defined contribution retirement plans qualifying under the Internal Revenue Code Section 401(k): the Coventry Health Care, Inc. Retirement Savings Plan (the "Savings Plan"), the First Health Group Corp Retirement Savings Plan (the "First Health Plan") and the First Health Priority Services, Inc 401(k) Plan (the "Priority Services Plan"). The Mid-America Health Partners Inc. 401(k) and Investment Plan, which terminated on December 1, 2002, distributed all of the remaining assets to participants on December 28, 2005. All employees of Coventry Health Care, Inc. and employees of its subsidiaries (except First Health and First Health Priority Services, who maintained separate plans as described below) can elect to participate in the Savings Plan. T. Rowe Price is the custodial trustee of all Savings Plan assets, participant loans and the Coventry Health Care, Inc. common stock in the Savings Plan.

Under the Savings Plan, participants may defer up to 75% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's eligible compensation and equal to 50% of the participant's contribution on the second 3% of the participant's eligible compensation. Participants will vest in the Company's matching contributions in 50% increments annually on their anniversary date over a period of two years of service with the Company. Effective January 1, 2006, the Savings Plan was amended to provide 100% vesting for all employer matching contributions made after January 1, 2006. Effective January 1, 2004, the Savings Plan was amended to permit divestiture, whereby employees with three or more years of service were eligible to sell the employer match portion of the Coventry common stock in their accounts, during certain times of the year, and transfer the proceeds to other Coventry 401(k) funds of their choosing. All costs of the Savings Plan are funded by the Company and participants as they are incurred.

Several acquisitions have been completed since the adoption of the Savings Plan. Pursuant to specific terms of each acquisition's respective merger agreement, the surviving entity became an adopting employer of the Savings Plan, and commenced participation in the Savings Plan, following approval by the Company's Board of Directors, as of the effective dates below:

| **Merged/Acquired Entity** | **Effective Date** |
|---|---|
| PersonalCare Health Management, Inc. | February 1, 2003 |
| Altius Health Plans, Inc. | January 1, 2004 |
| OmniCare Health Plan | October 1, 2004 |
| First Health Group Corp. | January 1, 2006 |

Immediately upon participation in the Savings Plan, all participant account balances included in the assets of the former qualified retirement plan were rolled over into the Savings Plan and employees were permitted to commence participation in the Savings Plan. All employees of Altius were eligible to participate in the Savings Plan effective January 1, 2004. The Altius SaveMore 401(k) Plan (the "Altius Plan") was frozen effective December 31, 2003 and the Plan assets were merged with and into the Savings Plan on February 2, 2004. No contributions were made to the Altius Plan after December 31, 2003. The Altius Plan assets were held by Reliance Trust Company, the funding agent of the assets held under the terms of the Plan and Trust. All participants in the Altius Plan were 100% vested in employer matching contributions as of September 1, 2003. All costs of the Altius Plan were funded by the Company and participants as they were incurred.

The First Health Plan was frozen effective December 31, 2005, and assets were merged with and into the Savings Plan on January 1, 2006. All First Health employees were eligible for the Savings Plan effective January 1, 2006. No contributions were made to the First Health Plan after December 31, 2005. During the 2005 plan year, employees of First Health Group Corp were eligible to participate in the First Health Plan upon attainment of age 21 and 3 months of service. T. Rowe Price is the custodial trustee of all First Health Plan assets, participant loans and the Coventry Health Care, Inc. common stock in the First Health Plan. Under the First Health Plan, participants were able to defer up to 100% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. First Health Group Corp made discretionary matching contributions to the First Health Plan in cash equal to 85% of each participant's contribution not to exceed 6% of eligible compensation. The First Health Plan had multiple three and five year graded vesting schedules that applied for all employer matching contributions made through December 31, 2005. All employer matching contributions made after January 1, 2006 in the Savings Plan are 100% vested. All costs of the First Health Plan were funded by First Health Group Corp as incurred.

The Priority Services Plan was frozen effective December 31, 2005, and assets were merged with and into the Savings Plan on February 1, 2006. No contributions were made to the Priority Services Plan after December 31, 2005. All Priority Services employees were eligible for the Savings Plan effective January 1, 2006. During the 2005 plan year, employees of First Health Priority Services were eligible to participate in the Priority Services Plan upon attainment of age 21 and 1 year of service. Nationwide Financial was custodial trustee of all Priority Services Plan assets until February 1, 2006 when the Priority Services Plan assets merged with and into the Savings Plan assets held at T. Rowe Price. Under the Priority

Services Plan, participants were able to defer up to 100% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Priority Services Plan had a six year graded vesting schedule that applied for all employer matching contributions made through December 31, 2005. All employer matching contributions made after January 1, 2006 in the Savings Plan are 100% vested. All costs of the Priority Services Plan were funded by First Health Group Corp as incurred.

### Supplemental Executive Retirement Plan

As of December 31, 2005, the Company was the sponsor of a Supplemental Executive Retirement Plan (the "SERP"), currently known as the Coventry Health Care, Inc. Supplemental Executive Retirement Plan. Under the SERP, participants may defer up to 15% of their base salary and up to 100% of any bonus awarded. Effective January 1, 2006, the SERP was amended to enable participants to defer up to 75% of their base salary. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation and 50% of the participant's contribution on the second 3% of the participant's compensation. Participants vest in the Company's matching contributions ratably over two years. All costs of the SERP are funded by the Company as they are incurred.

The cost, principally employer matching contributions, of the Savings Plan and the SERP charged to operations for 2005, 2004 and 2003 was $15.6 million, $7.5 million and $7.3 million, respectively.

### Executive Retention Plans

As of December 31, 2005, the Company was the sponsor of two deferred compensation plans that were designed to promote the retention of key senior management and to recognize their strategic importance to the Company.

Under the terms of the plans, upon meeting certain retention targets and certain other performance criteria, participants were entitled to receive a maximum annual fixed dollar allocation. In addition, although not guaranteed, all participants were eligible to receive a credit to a stock equivalent allocation account calculated as a percentage of each participant's fixed dollar allocation conditioned on Company and individual performance. Amounts in the fixed dollar allocation and stock equivalent allocation accounts are forfeited if the executive resigns or is terminated for cause prior to June 30, 2006. If the performance criterion has been met, all fixed dollar allocation and stock equivalent allocation credits will vest and be paid in cash after June 30, 2006. The fixed dollar and stock equivalent allocations charged to operations were $15.6 million, $11.6 million, and $7.7 million in 2005, 2004 and 2003, respectively, and the liability for these plans was $37.0 million and $20.8 million at December 31, 2005 and 2004, respectively.

### H. Debt

The Company's outstanding debt was as follows at December 31, 2005 and 2004 (in thousands):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| 8.125% Senior notes due 2/15/12 | **$170,500** | $170,500 |
| 5.875% Senior notes due 1/15/12 | **250,000** | — |
| 6.125% Senior notes due 1/15/15 | **250,000** | — |
| 5-year Term loan | **100,000** | — |
| Total Debt | **$770,500** | $170,500 |

On February 1, 2002, the Company completed a transaction to sell $175.0 million original 8.125% senior notes due February 15, 2012 in a private placement. These senior notes were then registered with the Securities and Exchange Commission. The proceeds from the sale of senior notes were used to purchase, from Principal Health Care, Inc., 7.1 million shares of Coventry common stock and a warrant exercisable, at that time, for 3.1 million shares of Coventry common stock. The aggregate purchase price for the shares of common stock and the warrant was $176.1 million. Interest on the notes is payable on February 15 and August 15 each year.

In August 2003, the Company repurchased a portion of its senior notes with a face value of $4.5 million and a weighted average premium of 8.9%. The Company recorded a loss on the repurchase in accordance with SFAS No. 145 which requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations. The loss of $0.5 million was included as additional senior notes interest expense. The carrying value of the senior notes is equal to the face value and the fair value is based on the quoted market prices. As of December 31, 2005 and 2004, the fair value was $180.5 million and $185.2 million, respectively.

On January 28, 2005, the Company completed the private placement of $250 million aggregate principal amount of 5 7/8% senior notes due 2012 and $250 million aggregate principal amount of 6 1/8% senior notes due 2015. These senior notes have since been exchanged and are now registered with the Securities and Exchange Commission. The senior notes are general unsecured obligations of the Company and rank equal in right of payment to all of the Company's existing and future senior debt, including its 8 1/8% senior notes due 2012 and its new credit facilities as described below. As of December 31, 2005, the fair value of the 5 7/8% senior notes and the 6 1/8% senior notes was $251.6 million and $255.0 million, respectively.

On January 28, 2005, the Company also entered into senior, unsecured credit facilities consisting of a $300 million five-year term loan and a $150 million five-year revolving credit facility, of which $65 million was drawn at closing. The proceeds from the sale of the senior notes and the credit facilities were used to finance the acquisition of all of First Health's outstanding common stock, refinance the existing indebtedness of First Health and pay related transaction fees and expenses. During the six months ended June 30, 2005, the Company made non-scheduled payments of $140.0 million and a scheduled repayment of $7.5 million on the credit facilities leaving a balance of $217.5 million.

On June 30, 2005, the Company entered into new credit facilities providing for a five-year revolving credit facility in the principal amount of $350 million, of which $117.5 million was drawn at closing, and a five-year term loan in the principal amount of $100 million. The new term loan facility requires regularly scheduled annual payments of principal in the amount of $10 million per year. Unless terminated earlier, the revolving credit facility will mature five years after closing and is payable in full upon its maturity on the termination date. The Company used the net proceeds of the borrowings under the new credit facilities to pay down and terminate its original term loan and revolving credit facility. On July 29, 2005, the Company paid off the outstanding balance of $117.5 million on its revolving credit facility.

During the quarter ended June 30, 2005, as a result of the refinancing, the Company wrote off $5.4 million of deferred financing costs related to the original credit facilities.

Loans under the new credit facilities bear interest at a margin or spread in excess of either (1) the one-, two-, three-, six-, nine-, or twelve- month rate for Eurodollar deposits (the "Eurodollar Rate") or (2) the greater of the federal funds rate plus 0.5% or the base rate of the Administrative Agent ("Base Rate"), as selected by the Company. The margin or spread depends on the Company's non-credit-enhanced long-term senior unsecured debt ratings and varies from 0.450% to 1.750% for Eurodollar Rate advances and from 0.000% to 0.500% for Base Rate advances.

The Company's senior notes and credit facilities require compliance with specified financial ratios and contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, and restricting transactions with affiliates, disposing of assets and consolidations or mergers. The Company has complied with all ratios and covenants under the senior notes and credit facilities.

As of December 31, 2005, the aggregate maturities of debt based on their contractual terms, are as follows (in thousands):

| | |
|---|---|
| 2006 | $ 10,000 |
| 2007 | 10,000 |
| 2008 | 10,000 |
| 2009 | 10,000 |
| 2010 | 60,000 |
| Thereafter | 670,500 |
| Total | $770,500 |

## I. Commitments and Contingencies

As of December 31, 2005, the Company is contractually obligated to make the following minimum lease payments within the next five years and thereafter (in thousands):

| | Lease Payments | Sublease Income | Net Lease Payments |
|---|---|---|---|
| 2006 | $ 28,082 | $(1,246) | $ 26,836 |
| 2007 | 25,944 | (1,164) | 24,780 |
| 2008 | 23,851 | (1,193) | 22,658 |
| 2009 | 20,224 | (1,146) | 19,078 |
| 2010 | 14,276 | (1,073) | 13,203 |
| Thereafter | 31,755 | (2,510) | 29,245 |
| Total | $144,132 | $(8,332) | $135,800 |

The Company operates in leased facilities with original lease terms of up to thirteen years with options for renewal. Total rent expense was $30.2 million, $19.0 million and $17.4 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

## Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2005 may result in the assertion of additional claims. The Company maintains general liability, professional liability and employment practices liability insurances in amounts that it believes are appropriate, with varying deductibles for which it maintains reserves. The professional liability and employment practices liability insurances are carried through its captive subsidiary. Although the results of pending litigation are always uncertain, we do not believe the results of such actions currently threatened or pending, including those described below, will individually or in the aggregate, have a material adverse effect on our consolidated financial position or results of operations.

The Company is a defendant in the provider track of the In Re: Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, Multi-District Litigation ("MDL"), No. 1334, in the action captioned, Charles B. Shane., et al., vs. Humana, Inc., et al. This lawsuit was filed by a group of physicians as a class action against Coventry and nine other companies in the managed care industry. The plaintiffs have alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these federal law claims, the complaint includes state law claims for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. The trial court has dismissed several of the state law claims and ordered that all physicians who have an arbitration provision in their provider contracts must submit their direct RICO claims and all of their remaining state law claims to arbitration. As a consequence of this ruling, all the plaintiffs who have arbitration provisions voluntarily dismissed all of their claims that are subject to arbitration. The trial court however has ordered that the plaintiffs' claims of conspiracy to violate RICO and aiding and abetting violations of RICO are not subject to arbitration. The defendants' appeal to the 11th Circuit challenging the trial court's arbitration decision was denied.

The trial court has certified various subclasses of plaintiffs. The defendants filed an appeal of that certification order to the 11th Circuit Court of Appeals. The Court of Appeals has overturned the class certification order as to the plaintiffs' state law claims but affirmed the certification with respect to the plaintiffs' federal law claims. The U.S. Supreme Court has denied the defendants' petition to review the 11th Circuit's class certification decision. As a result of the class certification decision, the only causes of action remaining in the lawsuit are the claims of (1) conspiracy to violate RICO and (2) aiding and abetting violations of RICO. Seven defendants have entered into settlement agreements with the plaintiffs which have received final approval from the trial court. The claims against one defendant have been dismissed. Two defendants remain, including the Company. The trial of this lawsuit is tentatively scheduled to start September 18, 2006. The Shane lawsuit has triggered the filing of copycat class action complaints by other health care providers such as chiropractors, podiatrists, acupuncturists and other licensed health care professionals. Each of these actions has been transferred to the MDL and have been designated as "tag-along" actions. The court has entered an order which stays all proceedings in the tag-along actions until all pre-trial proceedings in the Shane action have been concluded. Although the Company can not predict the outcome, management believes that the Shane lawsuit and the tag-along actions will not have a material adverse effect on its financial position or its results of operations. Management also believes that the claims asserted in these lawsuits are without merit and the Company intends to defend its position.

### Capitation Arrangements

A small percentage of the Company's membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit the Company's exposure to the risk of increasing medical costs, but expose the Company to risk as to the adequacy of the financial and medical care resources of the provider organization. In addition to global capitation arrangements, the Company has capitation arrangements for ancillary services, such as mental health care. The Company is ultimately responsible for the coverage of its members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, the Company will be required to perform such obligations. Consequently, the Company may have to incur costs in excess of the amounts it would otherwise have to pay under the original global or ancillary capitation arrangements. Medical costs associated with capitation arrangements made up approximately 6.5%, 7.1%, and 9.9% of the Company's total medical costs for the years ended December 31, 2005, 2004 and 2003, respectively. Membership associated with global capitation arrangements was approximately 116,000, 127,000 and 145,000 as of December 31, 2005, 2004 and 2003, respectively.

### Other

The Company's contract with the National Postal Mail Handlers Union requires that the Company fund any Plan expenses in the Mail Handlers Benefit Plan after the Plan's reserves have been fully utilized. We believe the Plan's reserves as of December 31, 2005 are sufficient to cover Plan expenses.

## J. Concentrations of Credit Risk

The Company's financial instruments that are exposed to credit risk consist primarily of cash equivalents, investments in fixed income securities and accounts receivable. The Company invests its excess cash in state and municipal bonds, U.S. Treasury and agency securities, mortgage-backed securities, asset-backed securities, corporate debt and other securities. Investments in marketable securities are managed within guidelines established by the Board of Directors, which only allow for the purchase of investment-grade fixed income securities and limit the amount that may be invested in any one issuer. The fair value of the Company's financial instruments is equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be minimal.

Concentration of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations. The Company believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2005. The Company has a risk of incurring losses if such allowances are not adequate.

## K. Statutory Information

The Company's HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its regulated entities. During 2005, the Company received $258.6 million in dividends and $1.9 million for note repayments from its regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. The Company's health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which the Company operates health plans have adopted an RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. The Company has adopted an internal policy to maintain all of its regulated subsidiaries' statutory capital and surplus at or above 250% of their RBC and a level of 300% in aggregate (referred to below as "300% of RBC"). Some states in which the Company's regulated subsidiaries operate require deposits to be maintained with the respective states' departments of insurance. The table below summarizes the Company's statutory reserve information as of December 31, 2005 and 2004 (in millions except percentage data).

| | 2005 | 2004 |
|---|---|---|
| Regulated capital and surplus | **$868.5[a]** | $727.3 |
| 300% of RBC | **$555.4[a]** | $515.4[a] |
| Excess capital and surplus above 300% of RBC | **$313.1[a]** | $211.9[a] |
| Capital and surplus as percentage of RBC | **469%[a]** | 423%[a] |
| Statutory deposits | **$ 49.4** | $ 23.1 |

*(a) unaudited*

The increase in capital and surplus for the Company's regulated subsidiaries is a result of income and the inclusion of regulated subsidiaries acquired with First Health offset by dividends paid to the parent company. The increase in statutory deposits is a result of the inclusion of deposits held by the regulated subsidiaries acquired with First Health.

Excluding funds held by entities subject to regulation, the Company had cash and investments of approximately $347.2 million and $383.1 million at December 31, 2005 and December 31, 2004, respectively. The decrease in non regulated cash and investments is a result of cash and investments used related to the First Health acquisition and debt repayment offset by dividends received from subsidiaries mentioned above. During the year ended December 31, 2005, Coventry made capital contributions of approximately $8.1 million to the Company's HMO subsidiaries.

## L. Other Income

Other income for the years ended December 31, 2005, 2004 and 2003 includes interest income, net of fees, of approximately $59.8 million, $44.1 million and $40.2 million, respectively.

## M. Share Repurchase Program

As of December 31, 2005, the Company's Board of Directors has approved a program to repurchase its outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, no shares of common stock were purchased by the Company in 2003, 3.0 million shares during 2004 at an aggregate cost of $84.6 million and no shares were purchased in 2005. The total remaining common shares the Company is authorized to repurchase under the program is approximately 2.6 million as of December 31, 2005. Excluded from these amounts are shares purchased in exchange for employee payroll taxes on vesting of restricted stock awards as these purchases are not part of the program. In February 2006, our Board of Directors approved an increase to the repurchase authorization in an amount equal to 5% of our outstanding common stock thus increasing our repurchase authorization by 8.1 million shares.

## N. Segment Information

The Company has two reportable segments: Health Plans and First Health. The Company's reportable segments have changed since the year ended December 31, 2004, as a result of the acquisition of First Health. Each of these segments is managed separately and separate operating results are available that are evaluated by the chief operating decision maker. The Health Plans segment provides commercial, Medicare and Medicaid products to a cross section of employer groups and individuals. Commercial products include HMO, PPO and POS products. HMO products provide comprehensive health care benefits to members primarily through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for increased out-of-pocket costs. The Company provides comprehensive health benefits to members participating in Medicare and Medicaid programs and receives premium payments from federal and state governments.

The First Health segment provides services to the Group Health and Specialty sectors. The Group Health business offers its managed care and administrative products to commercial payors in three customer classifications:

- *National Accounts*—a variety of stand-alone managed care services and a portfolio of integrated health plan products to self-insured payors
- *Federal Employees Health Benefits Program*—a variety of managed care and administrative services available to federal employees and annuitants
- *Network Rental*—national PPO network and other managed care products to national, regional and local third party administrators and insurance carriers

The Specialty business offers network managed care and administrative services to two customer classifications:

- *Medicaid/Public Sector*—offers products and services more specialized to the needs of state governments as public sector health programs move toward more efficient utilization of health services. Product offerings include pharmacy benefit management, clinical management and fiscal intermediary services
- *Workers' Compensation Services*—managed care administrative services including access to the First Health Network, bill review and clinical management

The table below summarizes the Company's reportable segments (in thousands). "Other" represents the elimination of fees charged between segments. In the near term, depreciation and amortization is separately identifiable to each segment and is included in the total operating expenses for each segment in the table below. However, we expect our information technology and customer service departments in each segment to consolidate, and thereafter depreciation and amortization related to their operations will become no longer separately identifiable by segment. First Health only includes results since the date of acquisition. Disclosure of total assets by reportable segment has not been disclosed, as they are not reported on a segment basis internally by the Company and are not reviewed by the Company's chief operating decision maker:

| | Year Ended December 31, 2005 | | | |
|---|---|---|---|---|
| | **Health Plans** | **First Health** | **Other** | **Total** |
| Operating Revenues: | | | | |
| Managed care premiums | **$5,686,250** | **$ 41,912** | **$ —** | **$5,728,162** |
| Management services | **119,573** | **770,402** | **(6,891)** | **883,084** |
| Total operating revenues | **5,805,823** | **812,314** | **(6,891)** | **6,611,246** |
| Total operating expenses | **5,202,702** | **623,617** | **(6,891)** | **5,819,428** |
| Operating earnings | **$ 603,121** | **$188,697** | **$ —** | **$ 791,818** |

The Health Plan operations are aligned in several insured products. The Company believes identifying the gross margin and medical loss ratio ("MLR") calculation from each of these products is useful in understanding the Company's results of operations and is summarized in the table below (in thousands):

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| *(in thousands)* | **Commercial** | **Medicare** | **Medicaid** | **Total** |
| **2005** | | | | |
| Revenues | **$4,255,577** | **$676,349** | **$754,324** | **$5,686,250** |
| Medical costs | **3,338,944** | **542,928** | **638,415** | **4,520,287** |
| Gross margin | **$ 916,633** | **$133,421** | **$115,909** | **$1,165,963** |
| MLR | **78.5%** | **80.3%** | **84.6%** | **79.5%** |
| **2004** | | | | |
| Revenues | $4,024,219 | $564,779 | $609,601 | $5,198,599 |
| Medical costs | 3,182,732 | 470,611 | 532,552 | 4,185,895 |
| Gross margin | $ 841,487 | $ 94,168 | $ 77,049 | $1,012,704 |
| MLR | 79.1% | 83.3% | 87.4% | 80.5% |
| **2003** | | | | |
| Revenues | $3,438,424 | $480,258 | $523,763 | $4,442,445 |
| Medical costs | 2,746,236 | 402,688 | 458,365 | 3,607,289 |
| Gross margin | $ 692,188 | $ 77,570 | $ 65,398 | $ 835,156 |
| MLR | 79.9% | 83.8% | 87.5% | 81.2% |

First Health operations are aligned into two sectors. The Company believes identifying the revenue from each of these sectors is useful in understanding the Company's results of operations. Revenue from the Company's First Health sectors since the date of acquisition is as follows (in thousands):

| | **Period Ended[(1)] December 31, 2005** |
|---|---|
| National Accounts | **$141,283** |
| Federal Employees Health Benefits Plan | **204,678** |
| Network Rental | **89,442** |
| Group Health Subtotal | **435,403** |
| Medicaid/Public Sector | **183,197** |
| Workers' Compensation | **193,714** |
| *Specialty Business Subtotal* | **376,911** |
| Total First Health Revenue | **$812,314** |

*[(1)]January 28, 2005 acquisition date*

## O. Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 2005 and 2004. Due to rounding of quarterly results, total amounts for each year may differ immaterially from the annual results.

| | **Quarters Ended** | | | |
|---|---|---|---|---|
| | **March 31, 2005** | **June 30, 2005** | **September 30, 2005** | **December 31, 2005** |
| Operating revenues | **$1,565,200** | **$1,652,957** | **$1,674,189** | **$1,718,900** |
| Operating earnings | **178,474** | **207,457** | **210,023** | **195,864** |
| Earnings before income taxes | **179,523** | **206,368** | **212,056** | **201,479** |
| Net earnings | **112,651** | **129,496** | **133,065** | **126,428** |
| Basic earnings per share | **0.75** | **0.81** | **0.83** | **0.79** |
| Diluted earnings per share | **0.73** | **0.79** | **0.81** | **0.77** |

| | **Quarters Ended** | | | |
|---|---|---|---|---|
| | **March 31, 2004** | **June 30, 2004** | **September 30, 2004** | **December 31, 2004** |
| Operating revenues | $1,287,967 | $1,310,006 | $1,329,816 | $1,384,180 |
| Operating earnings | 110,710 | 123,387 | 128,206 | 134,368 |
| Earnings before income taxes | 117,979 | 130,743 | 135,443 | 142,826 |
| Net earnings | 74,327 | 84,002 | 87,022 | 91,766 |
| Basic earnings per share | 0.56 | 0.64 | 0.66 | 0.69 |
| Diluted earnings per share | 0.55 | 0.62 | 0.64 | 0.67 |

## Controls and Procedures

## Management's Annual Report on Internal Control over Financial Reporting

Coventry's management, including the principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Coventry's management has performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), Internal Controls—Integrated Framework, and believes that the COSO framework is a suitable framework for such an evaluation. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2005.

Management's assessment of the effectiveness of internal control over financial reporting excludes the evaluation of the internal controls over financial reporting of First Health Group Corp. ("First Health"), which was acquired by the Company in a purchase business combination on January 28, 2005. Total assets, total revenues and total operating earnings of these operations represent approximately 14%, 12% and 23%, respectively, of the consolidated financial statements of the Company as of and for the year ended December 31, 2005.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended December 31, 2005, has issued an attestation report on management's assessment of the Company's internal control over financial reporting which is included in this Annual Report on Form 10-K.

### Disclosure Controls and Procedures

We have performed an evaluation as of the end of the period covered by this report of the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934), under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

### Changes in Internal Control over Financial Reporting

Excluding First Health, there have been no significant changes in our internal controls over the financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Changes to certain processes, information technology systems and other components of internal control over financial reporting resulting from the acquisition of First Health may occur and will be evaluated by management as such integration activities are implemented.

## Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Stockholders of Coventry Health Care, Inc.**

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Coventry Health Care, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of First Health Group Corp., which is included in the 2005 consolidated financial statements of Coventry Health Care, Inc. Total assets, total revenues and total operating earnings of these operations represent approximately 14%, 12% and 23% respectively, of the consolidated financial statements of the Company as of and for the year ended December 31, 2005. Management's assessment of the effectiveness of internal control over financial reporting excludes the evaluation of the internal controls of the First Health Group Corp., which was acquired by the Company in a purchase business combination on January 28, 2005. Our audit of internal control over financial reporting of Coventry Health Care, Inc. also did not include an evaluation of the internal control over financial reporting of First Health Group Corp.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated balance sheets as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Coventry Health Care, Inc., and our report dated March 3, 2006 expressed an unqualified opinion.

Ernst + Young LLP

Ernst & Young LLP
Baltimore, Maryland
March 3, 2006

## Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dale B. Wolf, certify that:

1. I have reviewed this annual report on Form 10-K of Coventry Health Care, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Dale B. Wolf

Dale B. Wolf
Chief Executive Officer and Director
Date: March 8, 2006

## Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Shawn M. Guertin, certify that:

1. I have reviewed this annual report on Form 10-K of Coventry Health Care, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Shawn M. Guertin

Shawn M. Guertin
Executive Vice President, Chief Financial Officer and Treasurer
Date: March 8, 2006

## Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Coventry Health Care, Inc. (the "Company") on Form 10-K for the period ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 8, 2006

By: /s/ Dale B. Wolf

Dale B. Wolf
Chief Executive Officer and Director

By: /s/ Shawn M. Guertin

Shawn M. Guertin
Executive Vice President, Chief Financial Officer and Treasurer

The Company has submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2005 pursuant to Section 303A.12 of the NYSE Listed Company Manual.

# Directors & Executive Officers

**Allen F. Wise**
Chairman, Coventry Health Care

**Elizabeth E. Tallett**
Lead Director, Coventry Health Care
Principal
Hunter Partners, LLC

**Dale B. Wolf**
Chief Executive Officer
Coventry Health Care

**Joel Ackerman**
Managing Director
Warburg Pincus

**John H. Austin, M.D.**
Chairman and Chief Executive Officer
Arcadian Management Services

**L. Dale Crandall**
Former President and Chief Operating Officer
Kaiser Foundation Health Plan, Inc.

**Emerson D. Farley, Jr., M.D.**
Physician

**Lawrence N. Kugelman**
Private Investor and Business Consultant

**Rodman W. Moorhead, III**
Managing Director and Senior Advisor
Warburg Pincus

**Robert W. Morey**
President and Principal
Carolina Life and Health Reinsurers, Inc.
R.W. Morey Reinsurers Limited

**Timothy T. Weglicki**
Managing Member
ABS Partners V, LLC

**Daniel N. Mendelson**
President
Avalere Health LLC

**Dale B. Wolf**
Chief Executive Officer

**Thomas P. McDonough**
President

**Harvey C. DeMovick, Jr.**
Executive Vice President,
Customer Service Operations and
Chief Information Officer

**Shawn M. Guertin**
Executive Vice President,
Chief Financial Officer and Treasurer

**Francis S. Soistman, Jr.**
Executive Vice President, Health Plan Operations

**Bernard J. Mansheim, M.D.**
Senior Vice President and Chief Medical Officer

**Thomas C. Zielinski**
Senior Vice President and General Counsel

**Patrisha L. Davis**
Vice President and Chief Human Resources Officer

**John J. Ruhlmann**
Vice President and Corporate Controller

**E. Harry Creasey**
Senior Vice President

The annual meeting of shareholders will be held on May 18, 2006, at 9:00 a.m., Eastern Daylight Saving Time, at the Fairmont Hotel, 2401 M Street N.W., Washington DC, 20037. 202-429-2400

Mellon Investor Services, LLC
480 Washington Boulevard
Jersey City, NJ 07310
(800) 756-3353
www.melloninvestor.com

Bass, Berry and Sims, PLC
Nashville, TN

Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581-0600

Coventry Health Care has filed an Annual Report on Form 10-K for the year ended December 31, 2005 with the Securities and Exchange Commission. Section 302 CEO/CFO certifications and Section 906 CEO/CFO certifications have been filed as exhibits to Form 10-K. Shareholders may obtain a copy of this report, including the CEO/CFO certifications, by writing:

Investor Relations Department
Coventry Health Care
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

The report and certifications are also available on Coventry's Web Site at http://www.cvty.com

Coventry Health Care common stock is traded on the New York Stock Exchange under the symbol "CVH".

Coventry Health Care has not paid any cash dividends on its common stock. The Company's ability to pay dividends is restricted as discussed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

This annual report contains forward-looking information. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2005.

Designed by curran & connors, inc. / www.curran-connors.com

COVENTRY HEALTH CARE
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
www.cvty.com